      As filed with the Securities and Exchange Commission on May 10, 2001
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                          VESTA INSURANCE GROUP, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                            6711                          63-1097283
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)     Classification Code Number)         Identification Number)

                              3760 River Run Drive
                           Birmingham, Alabama 35243
                                 (205) 970-7000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               John W. McCullough
                  Vice President and Associate General Counsel
                          Vesta Insurance Group, Inc.
                              3760 River Run Drive
                           Birmingham, Alabama 35243
                                 (205) 970-7000
     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

          Michael D. Waters                           Frank M. Conner III
         Kelly C. Gruesbeck                           Jonathan H. Talcott
         Balch & Bingham LLP                           Alston & Bird LLP
           2 Dexter Avenue                       601 Pennsylvania Avenue, N.W.
      Montgomery, Alabama 36104                   North Building, 11th Floor
           (334) 834-6500                          Washington, DC 20004-2601
                                                        (202) 756-3300

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          Proposed
                                             Proposed      Maximum
                                             Maximum      Aggregate   Amount of
    Title of Shares         Amount to     Offering Price  Offering   Registration
   to Be Registered       Be Registered   per Share (1)   Price (1)      Fee
---------------------------------------------------------------------------------
Common Stock, $0.01 par
 value (including
 associated preferred
 stock purchase
 rights)...............  6,900,000 shares     $7.62      $52,578,000   $13,145
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the common stock as reported on the New York Stock Exchange on May 7, 2001, solely for the purpose of calculating the registration fee.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN +
+OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE       +
+SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                    SUBJECT TO COMPLETION, DATED MAY 10, 2001

PROSPECTUS

                                6,000,000 SHARES
[Vesta Logo]

                          VESTA INSURANCE GROUP, INC.
                                  COMMON STOCK

                                  -----------

  This prospectus describes an offering by Vesta Insurance Group, Inc. of 6,000,000 shares of its common stock.

  Vesta's common stock currently trades on the New York Stock Exchange under the symbol "VTA." The last reported sale price of the common stock on the New
York Stock Exchange on                , 2001 was $         per share.

                                  -----------

  See "Risk Factors" beginning on page 7 for a discussion of the material risks that you should consider before you invest in the common stock.

                                  -----------

  Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
   Public offering price........................................   $       $
   Underwriting discount........................................   $       $
   Proceeds to Vesta (before expenses)..........................   $       $

  The underwriters may purchase up to 900,000 additional shares of common stock from Vesta under certain circumstances.

  The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
                , 2001.

                                  -----------

                        Cochran, Caronia Securities llc

       , 2001

   This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of the federal securities laws. Generally, when we use terms such as "anticipate," "believe," "could," "estimate," "intend," "expect," "plan," "would," and similar expressions, we are making a forward-looking statement. Certain statements contained in this prospectus that are not historical facts, or that concern expected financial performance, on-going business strategies and possible future action that we intend to pursue are also forward-looking statements. Factors that might cause actual results to differ from the forward-looking statements include the following:

  .  Catastrophic weather events;

  . Our ability to achieve the earnings expectations related to the businesses that we have recently acquired or may acquire in the future, which in turn depends on numerous factors including the ability to achieve in a timely manner anticipated cost savings and revenue enhancements with respect to acquired operations and the assimilation of acquired operations into Vesta's corporate culture;

  . Our inability to reinsure or collect on existing reinsurance for losses that occur;

  .  Changes in the laws or regulations affecting our operations;

  .  Changes in our relationship with independent agents;

  . Changes in the retail marketplace, our competitors' business tactics or strategies, or our industry ratings;

  . Pending or future litigation or arbitration, including arbitration of reinsurance treaties, against us;

  . Changing market forces that necessitate, in the opinion of our management, changes in our plans, strategies or tactics; and

  . Other factors that we discuss in the section of this prospectus entitled "Risk Factors" beginning on page 7.

   A forward-looking statement expresses our expectations on the date we make it. We will not update any forward-looking statement to reflect events or circumstances arising after the date on which we made it. Actual results, performance, or achievements can differ materially from results suggested by these forward-looking statements because of a variety of factors including those described in the section of this prospectus entitled "Risk Factors" beginning on page 7.

                               ----------------

   For North Carolina residents: the Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this prospectus.

                               ----------------

   The laws of various states prohibit any person or entity from directly or indirectly acquiring 10% or more (5% or more in Alabama and Florida) of the voting control of any domestic insurance holding company without approval of such states' respective Commissioner of Insurance.

                               PROSPECTUS SUMMARY

   This summary highlights some of the information contained in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. When we refer to "Vesta," the "Company," "we," or "our" in this prospectus, we are referring to Vesta Insurance Group, Inc., a Delaware corporation, and all of its subsidiaries.

                                  The Company

   Vesta is an insurance holding company that offers a wide range of personal insurance products. Our largest business segment is the underwriting and sale of personal automobile and homeowners insurance distributed through approximately 1,600 independent sales agencies. As of December 31, 2000, we reported consolidated assets of approximately $1.6 billion and stockholders' equity of approximately $215.1 million. For the year ended December 31, 2000, we reported net written premiums of approximately $210.7 million and income from continuing operations of approximately $8.3 million.

Business Strategy

   Our strategy is to grow operating earnings and strengthen our capital position. We do this by aggressively managing our core property and casualty insurance business and pursuing strategic opportunities that permit us to offer personal insurance products which complement our existing product lines and distribution channels. The principal elements of our strategy include:

  . Focus on the Profitability of the Core Standard Property and Casualty Operations. We seek to establish disciplined underwriting programs that will result in sustainable underwriting profits. During the past two years, we have initiated a number of actions to improve the performance of our standard property and casualty operations. These include initiating rate increases in a number of key markets, reducing the number of active agencies from 2,800 to 1,600, migrating from multiple policy processing platforms to a primary integrated platform, and significantly reducing personnel and other expenses by consolidating regional offices into our principal office in Birmingham, Alabama. Management believes that these initiatives will result in lower loss and expense ratios as well as enhanced premium growth.

  . Expansion into New Geographic Markets. We continuously seek expansion opportunities that allow us to leverage our underwriting capabilities and product expertise in new markets. While we are currently licensed in 48 states, ten core states accounted for over 70% of our premium volume during 2000. We believe there are significant opportunities to expand our homeowners programs outside the ten core states where established carriers are at capacity due to geographic concentrations. In April 2001, we entered into a definitive agreement to acquire Florida Select Insurance Holdings Inc. ("Florida Select"), the eighth largest insurer of residential property in Florida. We intend to use Florida Select's expertise in selecting and managing risk in catastrophe-prone areas to expand our homeowners program in such states as Texas, California, and various northeastern states.

  . Expansion of New Personal Lines Products. Since June 2000, we have acquired or made significant investments in three insurance operations that will allow us to offer life and annuity, accident and health, and non-standard automobile insurance products. These strategic investments include:

    -- purchase of a 71% interest in American Founders Financial Corporation
       ("American Founders"), a holding company for two life insurance companies in Texas with approximately $2.1 billion of traditional life, universal life, and annuity products and policies in force as of December 31, 2000;

    -- acquisition of Aegis Financial Corporation, a holding company for an accident and health insurance company in Texas with approximately $16.5 million of accident and health premiums in force as of December 31, 2000; and

    -- purchase of a 52% interest in Instant Insurance Holdings, Inc.
       ("Instant Auto"), a holding company for a group of insurance agencies specializing in the direct marketing and distribution of non-standard auto insurance products written by other carriers.

  . Expansion of Fee-Based Opportunities. We are positioned to generate fee based income by acting as a fronting carrier for other insurers and reinsurers for fees and by marketing and distributing non-standard auto insurance products through an agency for commissions.

    -- Specialty Lines. As a holding company for 14 insurers licensed in 48 states, we seek opportunities to issue policies under our name and then reinsure substantially all of the risk back to another carrier or reinsurance company in exchange for a fee. We are focused on offering these "fronting" services, which we report as specialty lines, to insurance companies rated "A" or higher by the A.M. Best Company ("A.M. Best"). During 2000, we contracted for over
       $100 million in annual premiums under fronting arrangements, principally for auto policies. To strengthen our relationship with reinsurers who may purchase these services, we have acquired an approximate 9.9% interest in Chaucer Holdings PLC, the United Kingdom based, publicly-traded holding company of Chaucer Syndicates Limited, a managing agency at Lloyd's of London. We purchased approximately
       8.3 million ordinary shares of Chaucer for approximately $8.2 million and we will have a seat on Chaucer Holdings' Board of Directors.

    -- Non-Standard Auto Insurance. Our acquisition of Instant Auto provides us with a platform to earn commission income through the direct marketing and sale of other carriers' non-standard auto insurance products. This platform includes a highly-integrated call center to field customer inquiries, facilitate policy applications, and administer the issuance of new policies. We believe this processing platform will enable us to execute our growth strategy of acquiring other non-standard agencies and attracting reinsurers with seasoned books of business.

Strategic Repositioning

   During the past three years, we have completed a strategic repositioning that will permit us to more aggressively pursue our business strategy. Our repositioning consisted of changing our senior management, exiting certain lines of business, and restructuring our balance sheet. Key events in this repositioning are highlighted below:

  . Management Additions: Since 1998, we have made significant changes in our senior management. In July 1998, James E. Tait joined us as a Director, Executive Vice President, and Chief Financial Officer and was subsequently promoted to Chairman in 2000. Mr. Tait is a former Partner at Coopers & Lybrand LLP, where he served as Managing Partner for the Midstates Region, responsible for all operations in the Business Assurance, Tax, and Financial Advisory Services segments delivered to regional clients. He also held a number of other positions at Coopers & Lybrand LLP, including Partner-in-Charge of its national Insurance Industry Team and Partner-in-Charge of the Central Region Financial Services Team.

     In 1998, William P. Cronin joined us as Senior Vice President and Controller and was subsequently named Chief Financial Officer in 2000. Mr. Cronin is a former Senior Manager with Ernst & Young LLP where he worked principally with insurance and healthcare clients.

     In addition, Norman W. Gayle III, who served as our Executive Vice President and Chief Operating Officer from 1995 through 1998, was named President and elected a Director in 1998 and has occupied the Office of the Chairman with Mr. Tait since 2000.

  .  Exit from the Reinsurance and Commercial Property and Casualty
     Segments: During 1999 and 2000, we experienced downgrades in our A.M. Best ratings. In light of these rating actions and the increasing competitiveness of the reinsurance and commercial marketplaces, we anticipated a significant loss of reinsurance premiums going forward, and we determined that the corrective actions necessary to return the commercial segment to profitability were not justifiable. Accordingly, during

     1999 and 2000, we entered into a series of transactions in order to exit the reinsurance assumed and commercial property and casualty businesses.

  . Debt Exchanges and Convertible Preferred Stock Repurchases: During 2000 and the first quarter of 2001, we engaged in a series of debt exchanges and repurchases to reduce our annual interest expense obligations and improve our debt-to-capital ratio. As a result of these transactions, we have reduced our outstanding debt by approximately $68.7 million, our ongoing annual interest obligations by approximately $7.5 million, and our debt-to-total capital ratio from approximately 48.5% as of December 31, 1999 to approximately 36.7% as of December 31, 2000. Additionally, during the first quarter of 2001, we repurchased 5.9 million shares of our common stock issued upon conversion of 2.95 million shares of our Series A convertible preferred stock with a face value of approximately $25.1 million, eliminating approximately $2.3 million in annual dividend payments.

  . Improved Ratings: On February 25, 2000, we received an upgrade from A.M. Best in our insurance subsidiaries ratings to "B+" (Very Good) from "B"
     (Fair). The "B+" rating places us in the "secure" category of A.M. Best's classifications, reflecting our improved financial condition, including reduced debt and greater financial flexibility. Additionally, Moody's Investor Service recently revised its outlook for the ratings of the Company to "Positive" from "Negative."

   We believe these positive developments have enabled us to overcome the challenges that arose in the spring of 1998. At that time, we discovered that certain reserves and premium estimates in our assumed reinsurance business may have been inappropriately recorded during the first quarter ended March 31, 1998 and the fourth quarter ended December 31, 1997. Following a voluntary internal investigation, we concluded that inappropriate amounts had, in fact, been recorded, and we decided to restate our financial statements for these two quarters. While not the subject of the investigation, we and our auditors at that time also reexamined during this time the method of accounting that we had historically used in computing the earned reinsurance premiums included in our financial statements. This reexamination led us to conclude that the method of accounting was not in accordance with generally accepted accounting principles ("GAAP"), and to correct this error we restated our financial statements for 1997 and all prior periods. The cumulative effect of these restatements resulted in a decrease to stockholders' equity of approximately $75.2 million through March 31, 1998.

   Following the restatement of our financial statements in 1998, several lawsuits were filed against Vesta and certain of its directors and officers, including federal class action suits that have been consolidated in the United States District Court for the Northern District of Alabama. We cannot predict the ultimate outcome of this litigation and have therefore not set aside any financial reserves. In addition, we are currently in arbitration with certain of our reinsurers. For more detailed information, see the section of this prospectus entitled "Risk Factors" beginning on page 7 as well as the section entitled "Business--Litigation" beginning on page 34.

Florida Select Acquisition

   As part of our strategy to seek expansion opportunities that allow us to leverage our underwriting capabilities and grow our core property and casualty business in new markets, on April 18, 2001, we and our wholly-owned subsidiary, Vesta Fire Insurance Corporation, an Illinois domiciled insurer ("Vesta Fire"), entered into a stock purchase agreement to acquire all of the issued and outstanding capital stock of Florida Select Insurance Holdings Inc. ("Florida Select"), the parent company of Florida Select Insurance Company, a Florida domiciled insurer that offers residential homeowners insurance. The majority of Florida Select Insurance Company's policyholders are former customers of the Florida Residential Property and Casualty Joint Underwriting Association ("JUA"), a state-sponsored insurer created by the Florida Legislature following Hurricane Andrew in 1992 to provide homeowners insurance coverage to customers who were otherwise unable to purchase it in the private market. By 1996, the JUA had issued almost one million policies insuring approximately $100 billion of residential property, and it initiated various incentive programs designed to encourage carriers to assume these policies and return these risks to the private market. These incentives included attractive rates and the promise of bonuses to be paid after the assuming company had renewed, or offered to renew, the policies for at least three years. Florida Select was originally organized for the purpose of assuming policies from the JUA pursuant to these incentive programs.

   We or Vesta Fire (at our option) will purchase all of the issued and outstanding capital stock of Florida Select from that company's existing stockholders for a cash payment equal to approximately $61.5 million plus interest on this amount accumulating at a rate of 6% per annum from January 1, 2001 until the closing date. If we do not complete this offering or fail to raise at least $30 million in net proceeds from this offering prior to the closing of the Florida Select acquisition, we have the right to pay up to $30 million of the consideration in the form of unsecured promissory notes that mature 60 days after issuance and bear interest at a rate of prime plus 0.25%. As a condition precedent to closing, we agreed to make an additional cash payment of $3 million to Centre Insurance Company, an affiliate of Centre Solutions (Bermuda) Limited, one of the stockholders of Florida Select, in connection with the commutation of a reinsurance agreement between Centre Insurance Company and Florida Select Insurance Company.

   As of the year ended December 31, 2000, Florida Select had consolidated assets of approximately $106.6 million, stockholders' equity of approximately $31.5 million, gross written premiums of approximately $63.5 million, and net income of approximately $6.6 million. Among other things, we expect our acquisition of Florida Select to supplement our income stream, provide opportunities in a market where we have not previously concentrated, and add expertise that will complement our business in other geographic markets, especially in the northeastern United States and Hawaii. For more detailed information, see the section of this prospectus entitled "Risk Factors" beginning on page 7 and the section entitled "Business--Florida Select Acquisition" beginning on page 17.

Recent Developments

   We recently announced the results of operations for the quarter ended March 31, 2001. We had an approximate $3.4 million increase in net operating earnings from continuing operations for the first quarter of 2001 compared to the same period in 2000. Net operating earnings from continuing operations were approximately $1.7 million, or $0.08 per diluted share, for the quarter ended March 31, 2001 compared to a loss of approximately $1.7 million, or $0.07 per diluted share, for the corresponding period in 2000. We announced net income from continuing operations of approximately $2.7 million, or $0.13 per diluted share in the first quarter of 2001, compared to an approximate $1.7 million loss, or a $0.07 per diluted share loss in the corresponding period in 2000.

   In addition, our Board of Directors declared a quarterly cash dividend for the period ended March 31, 2001 of $0.025 per share, a 100% increase over the prior quarter. The dividend is payable on June 15, 2001 to stockholders of record on May 30, 2001.

   Our principal offices are located at 3760 River Run Drive, Birmingham, Alabama 35243 and our telephone number at that address is (205) 970-7000.

                                  The Offering

Total shares of common stock
 offered by this prospectus.......
                                     6,000,000 shares (1)

Shares of common stock
 outstanding as of March 31,
 2001.............................   24,427,946 shares (2)

Shares of common stock to be
 outstanding after the offering...
                                     30,427,946 shares (1)(2)

Use of proceeds...................   If this offering is completed prior to
                                     our acquisition of Florida Select, we
                                     intend to apply all of the proceeds to
                                     the acquisition. We will finance the
                                     balance of the acquisition with
                                     internally-generated funds or external
                                     borrowings. If this offering is completed after our acquisition of Florida Select, we intend to use the net proceeds to pay down indebtedness incurred in connection with the acquisition or for general corporate purposes. See the section of this prospectus entitled "Use of
                                     Proceeds" beginning on page 12.

NYSE symbol.......................   VTA
--------
(1) Excludes the issuance of 900,000 shares of common stock pursuant to the underwriters' over-allotment option.

(2) Includes 750,000 shares of issued and outstanding common stock held by the Vesta Agents Stock Incentive Plan Trust. Excludes (i) 2,322,061 shares of common stock authorized for future option awards or stock grants under our current Long Term Incentive Plan and our 2001 Incentive Compensation Plan as of March 31, 2001, and (ii) 221,478 additional shares of common stock reserved for issuance for stock options outstanding as of March 31, 2001.

   Unless otherwise stated, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                      Summary Financial and Operating Data

                                                                                   Pro Forma
                                                                                   Financial
                                                                                  Information
                                    Year Ended as of December 31,                 (unaudited)
                          ------------------------------------------------------  -----------
                            1996       1997        1998       1999     2000(1)      2000(2)
                          --------  ----------  ----------  --------  ----------  -----------
                                 (in thousands, except per share data and ratios)
Statement of Operations
 Data: (3)
Net Premiums Earned.....  $ 63,206  $  132,333  $  247,063  $248,076  $  216,999  $  269,044
Net Investment Income...    21,374      31,960      26,565    25,949      45,903      69,761
Policy Fees.............       --          --          --        --        2,209       4,823
Other...................       188       2,094       5,473     4,527       2,103       5,261
Realized Gains
 (Losses)...............        32       3,283       3,272    12,756      (2,061)     (2,061)
                          --------  ----------  ----------  --------  ----------  ----------
 Total Revenues.........    84,800     169,670     282,373   291,308     265,153     346,828
Policyholder Benefits,
 Losses and LAE (4).....    25,631      69,645     167,413   165,014     135,042     167,802
Policyholder Acquisition
 and Other Underwriting
 Expenses...............    35,366      63,702     132,032    87,451      95,821     117,154
Loss on Asset
 Impairment.............       --          --       65,496       --          --          --
Goodwill and Other
 Intangible
 Amortization...........       484       3,065       5,177     2,118       1,591       4,261
Interest on Debt........    10,059      10,859      14,054    13,215      15,105      20,846
                          --------  ----------  ----------  --------  ----------  ----------
 Total Operating
  Expenses..............    71,540     147,271     384,172   267,798     247,559     310,063
Income (Loss) from
 Continuing Operations
 Before Taxes,
 Minority Interest and
 Deferrable Capital
 Securities.............    13,260      22,399    (101,799)   23,510      17,594      36,765
Income Taxes............     4,307       7,973     (29,395)    7,129       5,664      13,098
Minority Interest, Net
 of Tax.................       --          --          --        --        1,595       3,240
Deferrable Capital
 Securities, Net of
 Tax....................       --        5,051       5,449     5,632       1,986       1,986
                          --------  ----------  ----------  --------  ----------  ----------
Net Income (Loss) from
 Continuing Operations..     8,953       9,375     (77,853)   10,749       8,349      18,441
Income (Loss) from
 Discontinued
 Operations, Net of
 Tax....................    27,860      27,485     (63,331)   12,706      (2,397)     (2,397)
Extraordinary Gain on
 Debt Extinguishments...       --          --          --        --        5,250       5,250
Preferred Stock
 Dividend...............       --          --          --       (563)     (3,670)     (3,670)
Gain of Redemption of
 Preferred Securities...       --          --          --      9,548       9,190       9,190
                          --------  ----------  ----------  --------  ----------  ----------
Net Income (Loss)
 Available to Common
 Shareholders...........  $ 36,813  $   36,860  $ (141,184) $ 32,440  $   16,722  $   26,814
                          ========  ==========  ==========  ========  ==========  ==========
Diluted Net Income
 (Loss) from Continuing
 Operations Per Share...  $   0.47  $     0.49  $    (4.20) $   0.53  $     0.34  $     0.61
Diluted Net Income
 (Loss) Available to
 Common Shareholders Per
 Share..................      1.92        1.93       (7.61)     1.63        0.78        0.96
Net Operating Income
 (Loss) (5).............     8,932       7,241     (37,407)    2,457       9,689      19,881
Net Operating Income
 (Loss) Per Diluted
 Share..................      0.47        0.38       (2.02)     0.12        0.40        0.66
Shares Used in Diluted
 Per Share Calculation..    19,157      19,053      18,549    20,202      24,255      30,255
Other Operating Data:
Standard Property and
 Casualty Operations:
Net Premiums Written....  $ 70,803  $  150,526  $  264,839  $227,807  $  205,461  $  265,392
Statutory Capital &
 Surplus (6)............   352,695     317,875     213,251   271,986     275,270     275,270
Net Premiums Written to
 Statutory Surplus......      0.20x       0.47x       2.31x     0.98x       0.76x       0.97x
GAAP (7) Loss Ratio.....      40.1%       52.6%       67.8%     66.5%       58.6%       55.5%
GAAP Expense Ratio......      56.0        48.1        48.5      30.3        37.1        35.7
                          --------  ----------  ----------  --------  ----------  ----------
GAAP Combined Ratio.....      96.1%      100.7%      116.3%     96.8%       95.7%       91.2%
                          ========  ==========  ==========  ========  ==========  ==========

Balance Sheet Data:
Total Investments and
 Cash...................  $427,276  $  656,816  $  634,668  $483,997  $1,019,266  $1,057,154
Total Assets............   871,385   1,636,859   1,347,702   915,809   1,621,999   1,738,167
Reserves for Losses, LAE
 and Future Policy
 Benefits...............   173,275     596,797     504,911   354,709     923,973     943,924
Outstanding Debt........   143,602     120,279     168,302   146,876      91,419      91,419
Federal Home Loan Bank
 Advances...............       --          --          --        --      150,691     150,691
Deferrable Capital
 Securities.............       --      100,000     100,000    41,225      33,225      33,225
Stockholders' Equity....   271,919     297,336     158,027   200,065     215,111     254,611
-------

(1) Includes the results of American Founders for the third and fourth quarters of 2000.
(2) Reflects the unaudited pro forma consolidated financial data of Vesta for the year ended as of December 31, 2000, as if the Florida Select acquisition, the American Founders acquisition and the issuance of common stock had occurred at the beginning of this period. See Vesta's unaudited pro forma consolidated financial statements beginning on page F-2 and Florida Select's consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 beginning on page F-6.
(3) As a result of Vesta's decision in 2000 to discontinue its reinsurance assumed business and its decision in 1999 to discontinue its commercial lines segment, all periods presented have been reclassified to present operations on a continuing and discontinued basis.
(4)  Loss adjustment expenses.
(5) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.
(6) Statutory data have been derived from the financial statements of Vesta prepared in accordance with statutory accounting principles ("SAP") and filed with insurance regulatory authorities.
(7)  Generally accepted accounting principles.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we may face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We Are Vulnerable to Catastrophic Property Loss

   The greatest risk of loss we face in the ordinary course of our business is property damage resulting from catastrophic events, particularly hurricanes and tropical storms affecting Hawaii and hurricanes affecting the northeastern United States. Our exposure to these sorts of risks will increase as a result of our proposed acquisition of Florida Select Insurance Holdings Inc. ("Florida Select"), whose subsidiary, Florida Select Insurance Company, specializes in writing residential homeowners insurance in Florida, an area historically known for hurricane risk. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations. The occurrence of one or more major catastrophes in any given period could have a material and adverse impact on our results of operations and could result in substantial outflows of cash as losses are paid.

We May Be Unable to Consummate the Florida Select Acquisition or to Realize Expected Benefits from the Acquisition

   We cannot guarantee that we will consummate our acquisition of Florida Select or, if we successfully consummate the transaction, that we will realize the financial benefits that we hope to realize from the acquisition. The consummation of the acquisition is subject to certain conditions that must be satisfied by both us and the sellers of Florida Select. Such conditions include, without limitation, our receipt of certain regulatory approvals, the absence of any material adverse changes to the net value of Florida Select and/or its subsidiaries, compliance by all parties to the stock purchase agreement with their respective covenants and performance of their respective obligations, the completion of certain payments by us and an affiliate of one of the selling stockholders, and the cancellation of certain agreements to which Florida Select or the selling stockholders are parties prior to or on the closing date of the acquisition. Additionally, if the conditions are not satisfied by August 1, 2001, the stock purchase agreement may be terminated by any of the selling stockholders unless all parties to the agreement mutually agree to extend such termination date.

   We expect the acquisition of Florida Select to have a positive impact on our operating results. Therefore, failure to consummate the acquisition of Florida Select may have an adverse effect on our operating results. However, even if we do consummate the acquisition of Florida Select, we might experience adverse effects to our operating results for numerous reasons. Acquisitions typically entail many risks and can result in difficulties in assimilating and integrating operations, personnel, technologies, products, and information systems and may require additional infusions of capital. Certain anticipated costs savings may or may not be realized. As a result, the acquisition could have an adverse impact on our financial condition and results of operation which will likely have an adverse effect on our stock price.

We Are Currently Defending Class Action Litigation Seeking Unspecified but Potentially Significant Damages

   We are currently defending a consolidated stockholder class action lawsuit pending in the United States District Court for the Northern District of Alabama that alleges violations of certain provisions of the federal securities laws and also a derivative action pending in Alabama state court. See the section of this prospectus entitled "Business--Litigation--Securities Litigation" beginning on page 34. The consolidated class action is in the discovery stage with a current trial date of November 5, 2001. The damages claimed by the stockholder class are substantial. We are vigorously defending this litigation but there is no assurance of the outcome of the litigation or of the range of potential adverse damage judgments if the plaintiffs are successful. The parties have conducted settlement discussions, but have not been successful in reaching any resolution. The derivative action has been placed on the administrative docket.

   We have several layers of directors' and officers' liability insurance coverage ("D&O insurance"), the terms of which may cover all or a portion of the damages or settlement costs of the class action. These policies provide up to $100 million in D&O insurance to cover damages or settlement costs and an additional policy provides another layer of $10 million to cover additional damages awarded by a court in these actions. The primary policy that provides the first $25 million of D&O insurance was issued by Cincinnati Insurance Company ("Cincinnati"). Federal Insurance Company (The Chubb Group of Insurance Companies) issued an excess D&O insurance policy which provides coverage for the second $25 million in losses, if necessary. The balance of the coverage is provided by a group of insurers and was purchased after the class actions comprising the consolidated class action were filed. After these actions were filed, Cincinnati, which provides the primary D&O insurance coverage, filed a lawsuit seeking to rescind the policy and avoid the coverage. That action was dismissed for lack of subject matter jurisdiction, and we then filed an action in state court against Cincinnati to enforce the policy and for damages. Cincinnati filed an answer and counterclaim in that action, seeking to rescind the policy and avoid the coverage. This action is in the early phases of discovery and the outcome is uncertain. There is no assurance that the primary insurance coverage will ultimately be available for any damages or settlement costs incurred. The outcome of this litigation may also materially affect the availability of the excess policy issued by The Chubb Group. The damages claimed by the stockholder plaintiffs in the consolidated class action are substantial. If the damages or settlement costs actually incurred in connection with the consolidated class action and derivative action are ultimately determined not to be covered by our D&O insurance policies for any reason, we may incur a substantial and material loss that could have a material and adverse impact on our financial condition and results of operations.

   For a more detailed discussion, see the section of this prospectus entitled "Business--Litigation" beginning on page 34.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

   Although we reinsure a significant portion of potential losses on the policies that we issue, we initially must pay all claims and then seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid that we expect to recover from reinsurers, we can never be certain that we will be able to ultimately collect those amounts. The reinsurer may be unable to pay the amounts recoverable, may dispute our calculation of the amounts recoverable, or may dispute the terms of the reinsurance treaty.

   We are in disputes with several reinsurers concerning the amounts that we believe to be recoverable under three reinsurance treaties. These reinsurers have sought to rescind these treaties and therefore avoid their obligations under these treaties or, in the alternative, to dispute the terms of the contracts. The total amount disputed among the parties under these various treaties is substantial, and we are currently involved in arbitration proceedings in connection with each of the treaties. These arbitrations are in the early stages and there is no assurance as to their outcome or whether these amounts will ultimately be collected, in whole or in part. We are also involved in an arbitration proceeding with an insurance carrier where we assumed certain reinsurance risks from the carrier. The insurance company believes that we owe it funds for claims under the treaty and we are seeking recovery of all improper payments and expense allocations under the contract. The ultimate outcome of these various proceedings cannot be determined at this time. If the amounts recoverable under the relevant treaties are ultimately determined to be materially less than the amounts that we have reported as recoverable, we may incur a significant and material loss that could have a material and adverse impact on our financial condition and results of operations. See the section of this prospectus entitled "Business--Litigation--Arbitration" beginning on page 35.

Our Acquisition Strategy May Require Us to Make Significant Capital Infusions, May Be Dilutive to Our Existing Stockholders, and May Result in Difficulties in Assimilating and Integrating the Operations, Personnel, Technologies, Products, and Information Systems of Acquired Companies

   We have implemented a strategy to maximize our returns through mergers, acquisitions, and strategic investments. Over the last 12 months we have completed four transactions that will serve as platforms for growth in our life and health segment as well as our newly-established non-standard auto segment. These transactions include our acquisition of Aegis Financial Corporation and significant investments in American Founders Finance Corporation, Instant Insurance Holdings, Inc., and Chaucer Holdings PLC. In addition, we have entered into a stock purchase agreement to acquire Florida Select, and we plan to pursue similar opportunities in the future. See the sections of this prospectus entitled "Business--Florida Select Acquisition" beginning on page 17 and "Business--Business Segments" beginning on page 19. Acquisitions may require significant capital infusions, and they typically entail many risks. These risks include difficulties in assimilating and integrating the operations, personnel, technologies, products, and information systems of the acquired company. We may also encounter unanticipated expenditures, changing or loss of relationships with customers, suppliers, and strategic partners, or contractual, intellectual property, or employment issues. In addition, the key personnel of the acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, and increase our expenses. In addition, acquisitions may materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt and contingent liabilities, substantial depreciation or deferred compensation charges, or the amortization of expenses related to goodwill and other intangible assets. We may seek to account for acquisitions under the pooling-of-interests accounting method, but that method may not be available. Any of these events could cause the price of our common stock to decline. Furthermore, if we issue equity or convertible debt securities to pay for an acquisition, the issuance may be dilutive to our existing stockholders. Finally, the equity or debt securities that we may issue could have rights, preferences, or privileges senior to those of the holders of our common stock.

The Personal Lines Insurance Business is Highly Competitive, and We May Not Be Able to Compete Effectively Against Larger, Better Capitalized Companies

   We compete with dozens of property and casualty insurance companies in the personal lines insurance business, many of which are better capitalized than us and have higher ratings from A.M. Best than us. We also believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates, which enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the Internet. Our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

Regulatory Actions Could Impair Our Business

   Our insurance subsidiaries are subject to regulation under the insurance laws of states in which they operate. These laws provide safeguards for policyowners and are not intended to protect the interests of stockholders. Regulation and supervision of each insurance subsidiary is administered by a state insurance commissioner. State insurance commissioners have broad statutory powers to grant and revoke licenses, approve premium rates, forms of insurance contracts, and types and amounts of business which an insurance company may conduct in light of its statutory capital and surplus. The statutes of most states provide for filing premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations. Insurance commissioners generally have the authority to disapprove filings. Insurance commissioners can also make changes to rates if rates are found to be excessive, inadequate, or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals from applicable departments of insurance could have a material adverse effect on the operations of our insurance subsidiaries.

   The National Association of Insurance Commissioners has adopted a number of model laws and regulations which apply to both life and property and casualty insurance companies. One model law attempts to ensure that all insurance companies have acceptably low expectations of becoming financially impaired. The model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its capital which is at risk. A state department of insurance can take control of an insurance company domiciled in that state if the ratio is too low. Based on 2000 results, all of our insurance subsidiaries exceed the minimum applicable risk-based capital calculations. We cannot guarantee that all of our subsidiaries will continue to satisfy these requirements.

Our Subsidiaries May Be Unable to Pay Dividends

   We are organized as a holding company. Almost all of our operations are conducted by subsidiaries, and we cannot pay dividends to our stockholders and meet our other obligations unless we receive dividends from our subsidiaries.

   Payment of dividends by our insurance subsidiaries is regulated under state insurance laws. The regulations in the states where each insurance company subsidiary is domiciled limit the amount of dividends that can be paid without prior approval from state insurance regulators. Without regulatory approval, the maximum amount of dividends that can be paid in 2001 to us by our insurance company subsidiaries is approximately $27.3 million. The aggregate maximum amount of dividends permitted by law to be paid by an insurance company does not necessarily indicate an insurance company's actual ability to pay dividends. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, that could affect an insurance company's ratings, competitive position, amount of premiums that can be written, and ability to pay future dividends. In addition, state departments of insurance have broad discretion to limit the payment of dividends by insurance companies. A prolonged, significant decline in insurance subsidiary profits or regulatory action limiting dividends could subject us to shortages of cash because our subsidiaries will not be able to pay us dividends.

If We Cannot Maintain and Improve Our Ratings from A.M. Best, We May Not Be Able to Maintain Premium Volume in Our Insurance Operations Sufficient to Attain Our Financial Performance Goals

   Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our ratings from A.M. Best Company ("A.M. Best"). Although A.M. Best upgraded our rating to "B+" in February, 2000, we believe we must further improve our rating in order to more effectively compete in the highly competitive personal lines insurance market. Although we intend to work towards a higher rating, A.M. Best has ultimate discretion over its rating assignments. If we are unable to achieve a higher rating from A.M. Best, we may not be able to grow our premium volume sufficiently to attain our financial performance goals. If A.M. Best were to downgrade our rating, we could lose significant premium volume.

We Depend on Agents Who May Discontinue Sales of Our Policies at Any Time

   Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business in our personal lines business segment. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent.

If Our Competitors Decided to Target Our Customer Base by Offering Lower-Priced Insurance, We May Not Be Able to Respond Competitively

   We price our insurance based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their estimated profit margins. If our competitors decide to target our customer base by offering lower-priced insurance, we may not be able to respond competitively.

We May Be Unable to Reinsure Insurance Risks

   We use reinsurance to attempt to limit the risks associated with our insurance products. The availability and cost of reinsurance are subject to prevailing market conditions. Poor conditions in the reinsurance market could cause us to reduce our volume of business and impact our profitability. If any of our reinsurers cannot pay their reinsurance obligations, we will still have to pay losses to our insureds.

If Loss Reserves Prove to Be Inadequate, then We Would Incur a Charge to
Earnings

   We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material and adverse impact on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we cannot be sure that ultimate losses and related expenses will not materially exceed our reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. As of December 31, 2000, our aggregate loss reserves totaled approximately $264 million.

Anti-Takeover Effects of Provisions of the Restated Certificate of Incorporation and Bylaws

   Certain provisions of our Restated Certificate of Incorporation (the "Certificate") and Bylaws may be deemed to have anti-takeover effects and may delay, defer, or prevent a takeover attempt that a stockholder might consider to be in its best interest. Such provisions also may adversely affect prevailing market prices for our common stock. These provisions, among other things, (i) classify the Board of Directors of Vesta into three classes, each of which serves for different three-year periods, (ii) provide that a director of Vesta may be removed only for cause and only by a vote of 80% of the common stock of Vesta then outstanding, (iii) provide that only the Board of Directors or the Chairman of the Board of Directors of Vesta may call special meetings of the stockholders, (iv) eliminate the ability of the stockholders to take any action without a meeting, and (v) provide that the stockholders may amend or repeal the Bylaws or any of the foregoing provisions of the Certificate only by a vote of 80% of the common stock of Vesta then outstanding. In addition, the Bylaws establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. Finally, we recently instituted a preferred stock purchase rights plan to permit us to better manage potential strategic transactions which may have the effect of delaying, deferring, or preventing an unsolicited change in control of Vesta. The effect of this plan may be to discourage potential acquirors from attempting to acquire control of us without the consent of our Board of Directors.

                                USE OF PROCEEDS

   Vesta is selling 6,000,000 shares of its common stock. Vesta will receive
net proceeds of $                , (approximately $                  if the
underwriters' over-allotment option is exercised in full) based on an offering
price of $                per share of common stock. The net proceeds are
calculated by deducting the underwriting discount and the estimated offering expenses from the gross proceeds.

   We and our wholly-owned subsidiary, Vesta Fire, have entered into a stock purchase agreement to acquire all of the issued and outstanding capital stock of Florida Select Insurance Holdings Inc. ("Florida Select") from existing stockholders for a cash payment equal to approximately $61.5 million plus interest on this amount accumulating at a rate of 6% per annum from January 1, 2001 until the closing date. As a condition precedent to closing the acquisition, we have agreed to make an additional cash payment of $3 million to Centre Insurance Company, an affiliate of Centre Solutions (Bermuda) Limited, a stockholder of Florida Select, in connection with the commutation of a reinsurance agreement between Centre Insurance Company and Florida Select Insurance Company. If this offering is completed prior to the closing of the Florida Select acquisition, we expect to apply all of the net proceeds, plus additional internally-generated funds or external borrowings, to finance the Florida Select acquisition. If we do not complete this offering or fail to generate at least $30 million in net proceeds from this offering prior to the closing of the Florida Select acquisition, we have the option to pay up to $30 million of the consideration in the form of unsecured promissory notes that mature 60 days after issuance and bear interest at a rate of prime plus 0.25%. We would then use the net proceeds received from this offering to repay those promissory notes and for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our common stock trades on the New York Stock Exchange under the symbol
"VTA."

   The following table sets forth the per share market prices of our common stock as reported by the New York Stock Exchange and the per share dividends paid on our common stock for the periods indicated:

                                                                      Cash
                                                        High   Low  Dividends
                                                        ----- ----- ---------
1999
  First quarter........................................ $7.94 $4.00  $0.0375
  Second quarter.......................................  6.00  4.00      --
  Third quarter........................................  5.38  4.19      --
  Fourth quarter.......................................  4.75  3.75      --
2000
  First quarter........................................ $6.81 $3.88  $0.0125
  Second quarter.......................................  7.06  4.56   0.0125
  Third quarter........................................  6.75  4.56   0.0125
  Fourth quarter.......................................  5.56  4.50   0.0125
2001
  First quarter........................................ $8.29 $4.81  $0.0125
  Second quarter (through May 7, 2001).................  7.70  6.31   0.0250(1)

--------
(1) On May 7, 2001, our Board of Directors approved an increase of the quarterly dividend to $0.0250 per share, payable on June 15, 2001 to stockholders of record on May 30, 2001.

   On            , 2001, the last reported sale price of the common stock on
the New York Stock Exchange was $      per share.

   Our Board of Directors has discretion to declare and pay dividends. The payment of dividends depends on many factors, including our financial condition and earnings, the capital requirements of our operating subsidiaries, legal requirements, and regulatory constraints. See the section of this prospectus entitled "Risk Factors--Our Subsidiaries May Be Unable to Pay Dividends" beginning on page 10.

   Illinois, Ohio, Hawaii, and Texas (and Florida, following the acquisition of Florida Select Insurance Holdings Inc.) impose restrictions on the payment of dividends to us by our insurance subsidiaries under their regulatory authority in excess of certain amounts without prior regulatory approval. See the section of this prospectus entitled "Business--Regulation--Restrictions on Dividends to Stockholders" beginning on page 33.

                                 CAPITALIZATION

   The following table sets forth the capitalization of Vesta as of December 31, 2000 on an actual basis, on an adjusted basis to reflect the issuance of the 6,000,000 shares of common stock to be sold by Vesta in this offering (after deducting underwriting discounts and estimated offering expenses), and on an adjusted basis to reflect both this stock offering and the acquisition of Florida Select Insurance Holdings Inc. You should read this table in conjunction with Vesta's consolidated financial statements and related notes thereto contained in our Annual Report Form 10-K for the fiscal year ended December 31, 2000 which is incorporated in this prospectus by reference, Vesta's unaudited pro forma consolidated financial statements included in this prospectus beginning on page F-2, and Florida Select's consolidated financial statements and related notes thereto included in this prospectus beginning on page F-6. Also, see the section of this prospectus entitled "Selected Financial Data" beginning on page 15.

                                               As of December 31, 2000
                                        ---------------------------------------
                                                                   Pro Forma
                                                                   Including
                                         Actual     Pro Forma    Florida Select
                                        --------  -------------- --------------
                                                   (unaudited)    (unaudited)
                                                  (in thousands)
Short-term debt........................ $  5,000     $  5,000       $  5,000
Long-term debt.........................   86,419       86,419         86,419
Capital deferrable securities..........   33,225       33,225         33,225

Stockholders' equity:
  Preferred stock, $.01 par value:
   5,000,000 shares authorized;
   2,950,000 shares issued and
   outstanding; 2,950,000 shares issued
   and outstanding as adjusted.........       30           30             30
  Common stock, $.01 par value:
   100,000,000 shares authorized;
   18,964,322 shares issued and
   outstanding; 24,964,322 shares
   issued and outstanding, as adjusted
   (1).................................      190          250            250
  Additional paid-in capital...........  167,382      206,822        206,822
  Accumulated other comprehensive
   income..............................    2,698        2,698          2,698
  Retained earnings....................   57,643       57,643         57,643
  Treasury stock, at cost..............   (5,865)      (5,865)        (5,865)
  Unearned stock.......................   (6,967)      (6,967)        (6,967)
                                        --------     --------       --------
    Total stockholders' equity.........  215,111      254,611        254,611
                                        --------     --------       --------
    Total capitalization............... $338,755     $379,006       $379,006
                                        ========     ========       ========

--------
(1) Includes 750,000 shares of issued and outstanding common stock held by the Vesta Agents Stock Incentive Plan Trust. Excludes (i) the issuance of 900,000 shares of common stock pursuant to the underwriters' over-allotment option, (ii) 2,322,061 shares of common stock authorized for future option awards or stock grants under our current Long Term Incentive Plan and our 2001 Incentive Compensation Plan as of March 31, 2001, and (iii) 221,478 additional shares of common stock reserved for issuance for stock options outstanding as of March 31, 2001.

                            SELECTED FINANCIAL DATA

   The following table sets forth selected consolidated financial data of Vesta as of and for the years ended December 31, 1996 through 2000. The financial data for 1996 and 1997 are derived from the financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial data from 1998, 1999, and 2000 are derived from the financial statements audited by PricewaterhouseCoopers LLP, independent certified public accountants. This table is a summary and should be read in conjunction with Vesta's consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated in this prospectus by reference. The pro forma financial information presented here should be read in conjunction with Vesta's unaudited pro forma consolidated financial statements beginning on page F-2 and Florida Select's consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 beginning on page F-6. The pro forma financial information is not necessarily indicative of the results of operations that would have resulted had the relevant transactions been consummated at the periods indicated, nor is it necessarily indicative of the results of operations of future periods.

                                                                                 Pro Forma
                                                                                 Financial
                                                                                Information
                                    Year Ended as of December 31,               (unaudited)
                          ----------------------------------------------------  -----------
                            1996      1997       1998       1999     2000(1)      2000(2)
                          -------- ---------- ----------  --------  ----------  -----------
                                 (in thousands, except per share data and ratios)
Statement of Operations
 Data: (3)
Net Premiums Earned.....  $ 63,206 $  132,333 $  247,063  $248,076  $  216,999  $  269,044
Net Investment Income...    21,374     31,960     26,565    25,949      45,903      69,761
Policy Fees.............       --         --         --        --        2,209       4,823
Other...................       188      2,094      5,473     4,527       2,103       5,261
Realized Gains
 (Losses)...............        32      3,283      3,272    12,756      (2,061)     (2,061)
                          -------- ---------- ----------  --------  ----------  ----------
 Total Revenues.........    84,800    169,670    282,373   291,308     265,153     346,828
Policyholder Benefits,
 Losses and LAE (4).....    25,631     69,645    167,413   165,014     135,042     167,802
Policyholder Acquisition
 and Other Underwriting
 Expenses...............    35,366     63,702    132,032    87,451      95,821     117,154
Loss on Asset
 Impairment.............       --         --      65,496       --          --          --
Goodwill and Other
 Intangible
 Amortization...........       484      3,065      5,177     2,118       1,591       4,261
Interest on Debt........    10,059     10,859     14,054    13,215      15,105      20,846
                          -------- ---------- ----------  --------  ----------  ----------
 Total Operating
  Expenses..............    71,540    147,271    384,172   267,798     247,559     310,063
Income (Loss) from
 Continuing Operations
 Before Taxes, Minority
 Interest and Deferrable
 Capital Securities.....    13,260     22,399   (101,799)   23,510      17,594      36,765
Income Taxes............     4,307      7,973    (29,395)    7,129       5,664      13,098
Minority Interest, Net
 of Tax.................       --         --         --        --        1,595       3,240
Deferrable Capital
 Securities, Net of
 Tax....................                5,051      5,449     5,632       1,986       1,986
                          -------- ---------- ----------  --------  ----------  ----------
Net Income (Loss) from
 Continuing Operations..     8,953      9,375    (77,853)   10,749       8,349      18,441
Income (Loss) from
 Discontinued
 Operations, Net of
 Tax....................    27,860     27,485    (63,331)   12,706      (2,397)     (2,397)
Extraordinary Gain on
 Debt Extinguishments...                                                 5,250       5,250
Preferred Stock
 Dividend...............       --         --         --       (563)     (3,670)     (3,670)
Gain of Redemption of
 Preferred Securities...       --         --         --      9,548       9,190       9,190
                          -------- ---------- ----------  --------  ----------  ----------
Net income (Loss)
 Available to Common
 Shareholders...........  $ 36,813 $   36,860 $ (141,184) $ 32,440  $   16,722  $   26,814
                          ======== ========== ==========  ========  ==========  ==========
Diluted Net Income
 (Loss) from Continuing
 Operations Per Share...  $   0.47 $     0.49 $    (4.20) $   0.53  $     0.34  $     0.61
Diluted Net Income
 (Loss) Available to
 Common Shareholders Per
 Share..................      1.92       1.93      (7.61)     1.63        0.78        0.96
Net Operating Income
 (Loss) (5).............     8,932      7,241    (37,407)    2,457       9,689      19,881
Net Operating Income
 (Loss) Per Diluted
 Share..................      0.47       0.38      (2.02)     0.12        0.40        0.66
Shares Used in Diluted
 Per Share Calculation..    19,157     19,053     18,549    20,202      24,255      30,255

Balance Sheet Data:
Total Investments and
 Cash...................  $427,276 $  656,816 $  634,668  $483,997  $1,019,266  $1,057,154
Total Assets............   871,385  1,636,859  1,347,702   915,809   1,621,999   1,738,167
Reserves for Losses, LAE
 and Future Policy
 Benefits...............   173,275    596,797    504,911   354,709     923,973     943,924
Outstanding Debt........   143,602    120,279    168,302   146,876      91,419      91,419
Federal Home Loan Bank
 Advances...............       --         --         --        --      150,691     150,691
Deferrable Capital
 Securities.............       --     100,000    100,000    41,225      33,225      33,225
Stockholders' Equity....   271,919    297,336    158,027   200,065     215,111     254,611

                                                                             Pro Forma
                                                                             Financial
                                                                            Information
                                 Year Ended as of December 31,              (unaudited)
                          ------------------------------------------------  -----------
                            1996      1997      1998      1999    2000(1)     2000(2)
                          --------  --------  --------  --------  --------  -----------
                              (in thousands, except per share data and ratios)
Other Operating Data:
Standard Property and
 Casualty Operations:
 Net Premiums Written...  $ 70,803  $150,526  $264,839  $227,807  $205,461   $265,392
 Statutory Capital &
  Surplus (6)...........   352,695   317,875   213,251   271,986   275,270    275,270
 Net Premiums Written to
  Statutory Surplus.....      0.20x     0.47x     2.31x     0.98x     0.76x      0.97x
 GAAP (7) Loss Ratio....      40.1%     52.6%     67.8%     66.5%     58.6%      55.5%
 GAAP Expense Ratio.....      56.0      48.1      48.5      30.3      37.1       35.7
                          --------  --------  --------  --------  --------   --------
 GAAP Combined Ratio....      96.1%    100.7%    116.3%     96.8%     95.7%      91.2%
                          ========  ========  ========  ========  ========   ========

--------
(1) Includes the results of American Founders for the third and fourth quarters of 2000.
(2) Reflects the unaudited pro forma consolidated financial data of Vesta for the year ended as of December 31, 2000, as if the Florida Select acquisition, the American Founders acquisition, and the issuance of the stock had occurred at the beginning of this period.
(3) As a result of Vesta's decision in 2000 to discontinue its reinsurance assumed business and its decision in 1999 to discontinue its commercial lines segment, all periods presented have been reclassified to present operations on a continuing and discontinued basis.
(4) Loss adjustment expenses.
(5) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.
(6) Statutory data have been derived from the financial statements of Vesta prepared in accordance with statutory accounting principles ("SAP") and filed with insurance regulatory authorities.
(7) Generally accepted accounting principles.

                                    BUSINESS

   The following information should be read together with the management's discussion and analysis of financial conditions and results of operations, financial statements, and other information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated in this prospectus by reference, the financial information contained in Vesta's unaudited pro forma consolidated financial statements included in this prospectus beginning on page F-2, and Florida Select's consolidated financial statements and related notes thereto included in this prospectus beginning on page F-6.

Business Overview

   Vesta is an insurance holding company that offers a wide range of personal insurance products. Our largest business segment is the underwriting and sale of personal automobile and homeowners insurance products distributed through approximately 1,600 independent sales agencies. Since 1999, we have developed and actively pursued a number of strategic initiatives to grow operating earnings and strengthen our capital position.

   During the past three years, we have completed a strategic repositioning that will permit us to more aggressively pursue our business strategy. Our repositioning included changing our senior management, exiting certain lines of business, and restructuring our balance sheet.

   Our strategy is to grow operating earnings and strengthen our capital position by aggressively managing our core property and casualty insurance business and pursuing strategic opportunities that permit us to offer personal insurance products which complement our existing product lines and distribution channels. We have taken the following steps to implement our strategy:

  . In our standard property and casualty insurance segment, we have initiated rate increases in a number of key markets, reduced the number of active agencies from approximately 2,800 to approximately 1,600, migrated from multiple policy processing platforms to a primary integrated platform, and reduced the number of employees and other expenses by consolidating regional offices into our principal office in Birmingham, Alabama.

  . We have sought and will continue to seek to expand into new geographic markets.

  . We have acquired or made significant investments in three insurance operations: a life insurer, an accident and health insurer, and a non-standard automobile insurance agency, which we intend to use as platforms for long-term growth.

  . We have positioned ourselves to generate fee-based income by acting as a "fronting" carrier for other insurers and reinsurers for fees and by marketing and distributing non-standard auto insurance products through an agency for commissions.

   Vesta was founded in 1993 as a subsidiary of Torchmark Corporation ("Torchmark") to be the holding company for Torchmark's property and casualty subsidiaries. We completed our initial public offering in 1993, and, at that time, Torchmark retained ownership of approximately 25% of our shares of capital stock and was our largest stockholder. Torchmark divested its remaining shares of our capital stock in 2000.

Florida Select Acquisition

 Company Overview

   On April 18, 2001, we and our wholly-owned subsidiary, Vesta Fire Insurance Corporation ("Vesta Fire"), entered into a stock purchase agreement to acquire all of the issued and outstanding capital stock of Florida Select Insurance Holdings Inc. ("Florida Select") from its four stockholders, Centre Solutions (Bermuda) Limited, Mynd Corporation, Orienta Point Group, L.L.C., and Kamehameha Schools Bernice Pauahi Bishop Estate.

   Florida Select is the parent company of Florida Select Insurance Company, a Florida domiciled insurer that offers residential homeowners insurance. The majority of Florida Select Insurance Company's policyholders are former customers of the Florida Residential Property and Casualty Joint Underwriting Association ("JUA"), a state-sponsored insurer created by the Florida Legislature following Hurricane Andrew in 1992 to provide homeowners insurance coverage to customers who were otherwise unable to purchase it in the private market. By 1996, the JUA had issued almost one million policies insuring approximately $100 billion of residential property, and it initiated various incentive programs designed to encourage carriers to assume these policies and return these risks to the private market. These incentives included attractive rates and the promise of bonuses to be paid after the assuming company had renewed, or offered to renew, the policies for at least three years.

   Florida Select was originally organized for the purpose of assuming policies from the JUA pursuant to these incentive programs. As one of the first "take out" companies to assume policies from the JUA, Florida Select achieved a critical mass of premiums with its first assumption of policies, and it has operated profitably since its inception. In addition to renewals of policies assumed from the JUA, Florida Select produces new business through Florida Select Insurance Agency Inc., a managing general agency that markets, solicits, produces, underwrites, and binds policies on behalf of Florida Select Insurance Company. As of and for the year ended December 31, 2000, Florida Select had consolidated assets of approximately $106.6 million, stockholders' equity of approximately $31.5 million, net income of approximately $6.6 million, and gross written premiums of approximately
$63.5 million.

   Florida Select also owns all of the capital stock of Florida Select Insurance Agency, Inc., and, indirectly through its ownership of Florida Select Insurance Agency, Florida Select also owns Select Insurance Services Inc. Select Insurance Services Inc. is the attorney-in-fact for Texas Select Lloyds Insurance Company, which is a Texas unincorporated association.

   Almost all of Florida Select's exposure is in Florida, an area that is extremely vulnerable to catastrophic losses arising from hurricane events. Florida Select has procured reinsurance coverage that its management believes to be adequate to cover the probable maximum loss ("PML") arising from a 1-in-250 year hurricane event, based on various modeling tools. This approach to reinsurance is consistent with ours, and we believe that we will be able to consolidate Florida Select's reinsurance program with ours at a significant cost savings.

   We believe that Florida Select's management team has developed an expertise in selecting and managing risk in catastrophe-prone areas. This expertise has contributed to Florida Select's strong historical underwriting results in Florida, and we believe that this expertise may be applied to other catastrophe prone areas where we do business, particularly in the northeastern United States. We may also apply this expertise to other areas into which we may expand in the future. We have entered into a two-year employment and non-compete agreement with Stephen A. Korducki, President of Florida Select, to be effective upon closing of the proposed transaction. We also expect to retain the services of the other members of Mr. Korducki's executive management team after the closing of the proposed transaction.

 Stock Purchase Agreement

   Pursuant to the terms of the stock purchase agreement, we or Vesta Fire (at our option) will purchase all of the issued and outstanding capital stock of Florida Select from that company's existing stockholders for a cash payment equal to approximately $61.5 million plus interest on this amount accumulating at a rate of 6% per annum from January 1, 2001 until the closing date. If we do not complete this offering or fail to raise at least $30 million in net proceeds in this offering prior to the closing of the Florida Select acquisition, we have the right to pay up to $30 million of the consideration in the form of unsecured promissory notes that mature 60 days after issuance and bear interest at a rate of prime plus 0.25%. As a condition precedent to closing, we agreed to pay an additional $3 million commutation fee to Centre Insurance Company, an affiliate of Centre Solutions (Bermuda) Limited, one of the stockholders of Florida Select, in connection with the commutation of a reinsurance agreement between Centre Insurance Company and Florida Select Insurance Company.

   The closing of the acquisition is to occur three business days following the satisfaction or waiver of all conditions to closing described in the stock purchase agreement. However, the acquisition will not occur prior to July 15, 2001 unless this offering has been completed or we agree to consummate the acquisition before the completion of this offering. The stock purchase agreement may be terminated by the selling stockholders if the closing has not occurred by August 1, 2001, unless extended by mutual agreement of the parties.

   We and the stockholders of Florida Select are required to complete the acquisition only after the satisfaction (or waiver) of various conditions including, but not limited to, the following conditions:

  . We must receive regulatory approvals of the Florida Department of Insurance and the Texas Department of Insurance, as well as approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  . Our and Vesta Fire's representations and warranties set forth in the stock purchase agreement must be true and accurate in all material respects as of the closing date. The sellers' representations and warranties set forth in the stock purchase agreement must be true and accurate as of the closing date unless the effect of any and all inaccuracies of their representations and warranties would not reasonably be expected to cause us aggregate losses in excess of $5 million. The parties must perform all obligations and comply with all covenants set forth in the stock purchase agreement, in all material respects.

  . There must be no action or proceeding, whether instituted or threatened, against Florida Select or any of its subsidiaries or us, which would either (i) prevent the consummation of the acquisition or
     (ii) reasonably be expected to cause a material adverse change to Florida Select or any of its subsidiaries.

  . There must not be a material adverse change in Florida Select or any of its subsidiaries' operations. A material adverse change will be deemed to have occurred if the net diminution in value of Florida Select and its subsidiaries exceeds, in the aggregate, $4 million prior to August 1, 2001 or $6 million thereafter, or if the net diminution in value of an individual subsidiary or Florida Select exceeds $3 million prior to August 1, 2001 or $4.5 million thereafter. Conversely, if we pay part of the purchase price by promissory note, then there must be an absence of any material adverse change in our operations, defined as a diminution of our stockholders' equity of $28 million.

  . Certain agreements to which Florida Select or the sellers are parties shall be canceled prior to or as of the closing date of the acquisition.

  . We and Centre Insurance Company, an affiliate of Centre Solutions (Bermuda) Limited, will have performed certain obligations under a commutation and settlement agreement, effective as of January 1, 2001, relating to the commutation of a reinsurance agreement between Centre Insurance Company and Florida Select Insurance Company. These obligations include the payment by us to Centre Insurance Company of a $3 million commutation fee and the reassumption by Florida Select Insurance Company of all covered losses subject to that reinsurance agreement. In addition, Centre Insurance Company will transfer to Florida Select Insurance Company approximately $22.9 million, representing all outstanding balances of unpaid losses and unearned premium ceded to Centre Insurance Company under the reinsurance agreement.

Business Segments

   In 2000, we changed our segment reporting to reflect the start-up of the specialty lines business and the entry into the life insurance markets. Each segment is discussed in detail on the following pages.

 Standard Property and Casualty

   Overview. Beginning in 1999 and continuing through 2000, we pursued a more disciplined approach to our standard property and casualty business, accomplishing the following:

  .  State-by-state review of our product offering;

  . Consolidation of the operations of our Shelby, Ohio office into our Birmingham, Alabama office;

  . Consolidation of information platforms resulting in a streamlined policy processing system;

  .  Reduction in the number of employees; and

  . Reduction of our independent agency force to approximately 1,600 core agencies that have historically produced our most profitable business.

   Through these actions, we believe we are positioned to achieve improved operating results from our standard property and casualty segment, strengthen our relationships with our most profitable independent agencies, and leverage our capital and surplus to enter other lines of business that may generate greater returns on equity.

   The following table sets forth key operational ratios reflecting losses and loss adjustment expenses ("LAE") and underwriting expenses, respectively, as a percentage of net written premium.

     Selected Operational Ratios for Standard Property and Casualty Segment

                             For the Year Ended December 31,
                            -----------------------------------
                               1998         1999        2000
                            -----------  ----------  ----------
   Loss and LAE ratio......        67.8%       66.5%       58.6%
   Underwriting expense
    ratio..................        48.5        30.3        37.1
                            -----------  ----------  ----------
   Combined ratio..........       116.3%       96.8%       95.7%
                            ===========  ==========  ==========
   Net premiums written to
    surplus ratio..........        2.31x       0.98x       0.76x
                            ===========  ==========  ==========

   The following table sets forth the principal geographic distribution of our gross premiums written in our standard property and casualty business for the three years indicated. The geographic balance reflected allows for greater profit protection and more cost effective management of the property catastrophe exposures. The states listed below comprise the ten states with the largest gross premiums written for the year ended December 31, 2000 and their comparative amounts for prior years.

                     Standard Property and Casualty Segment
                             Gross Written Premiums

                                       For the Year Ended December 31,
                                 ----------------------------------------------
                                      1998            1999            2000
                                 --------------  --------------  --------------
                                      (in thousands, except percentages)
Pennsylvania.................... $ 50,185  14.5% $ 48,822  19.1% $ 40,305  18.0%
West Virginia...................   27,593   8.0    26,677  10.5    25,258  11.3
Hawaii..........................   25,175   7.3    18,425   7.2    17,187   7.7
Ohio............................   17,942   5.2    19,307   7.6    15,126   6.8
Tennessee.......................   24,924   7.2    20,065   7.9    14,971   6.7
Illinois........................   20,029   5.8    15,936   6.2    11,642   5.2
North Carolina..................   11,966   3.4    10,426   4.1     9,910   4.4
Alabama.........................   14,641   4.2    11,375   4.5     9,896   4.4
New York........................       37   0.1     1,983   0.8     9,877   4.4
Mississippi.....................   11,398   3.3     9,883   3.9     6,164   2.8
All other.......................  143,102  41.2    72,092  28.3    63,000  28.2
                                 -------- -----  -------- -----  -------- -----
  Total......................... $346,992 100.0% $254,991 100.0% $223,337 100.0%
                                 ======== =====  ======== =====  ======== =====

   Products. In our standard property and casualty segment, we write primarily personal auto and homeowners insurance products along with other miscellaneous products targeted for specific markets. The following table illustrates the source of our premium revenue from our standard property and casualty lines operations.

                     Standard Property and Casualty Segment
                             Gross Written Premiums

                                          For the Year Ended December 31,
                                       ----------------------------------------
                                           1998          1999          2000
                                       ------------  ------------  ------------
                                         (in thousands, except percentages)
Personal Auto......................... $223,425  64% $141,868  56% $ 98,449  44%
Homeowners............................   93,762  27   107,025  42   121,483  54
Other.................................   29,805   9     6,098   2     3,405   2
                                       -------- ---  -------- ---  -------- ---
  Total............................... $346,992 100% $254,991 100% $223,337 100%
                                       ======== ===  ======== ===  ======== ===

   Personal Auto. Our standard personal auto products target drivers over age thirty-five with above average driving records. Generally, we write policies with liability limits up to $500,000, but personal umbrella liability coverage is available up to $5 million. The vast majority of our personal umbrella coverage is written with liability limits of $1 million or $2 million. We write the majority of our standard personal auto policies in Ohio, Pennsylvania, Tennessee, West Virginia, and Illinois through our subsidiary The Shelby Insurance Company ("Shelby") and its affiliated companies. For the year ended December 31, 2000, the renewal rate for our personal auto policies was approximately 85%, and new policy applications among our active agencies increased compared to our 1999 levels.

   Homeowners. Our homeowner and dwelling insurance products cover the full range of homes, with values ranging from $10,000 to $10 million. The majority of our homeowners business covers properties valued between $40,000 and $250,000. We write homeowners insurance through various insurance subsidiaries, but we generally divide it into three books of business:

     Property Plus Homeowners. We acquired this large book of homeowners business from CIGNA Property and Casualty Insurance Company ("CIGNA") in 1997 through a reinsurance arrangement, coupled with CIGNA's commitment to use reasonable efforts to cause policyholders to renew their coverage with us. Our Property Plus book of business covers mid-to-high valued homes primarily in the northeastern sections of the United States as well as a limited amount across the entire country. In the northeastern United States, we have attempted to minimize our exposure our exposure on the coastal regions. Since we entered into this arrangement with CIGNA in 1997, approximately nine out of every ten policyholders with policies coming up for renewal have elected to renew coverage with us, for a renewal rate on these Property Plus homeowners policies of approximately 88%. We expect the process of conversion to our direct written policies to be completed in the third quarter of 2001. For the year ended December 31, 2000, we wrote approximately $45.0 million in annual premiums in this book of business.

     Shelby Homeowners. We acquired this book of business in connection with our acquisition of Shelby and its affiliates in 1997. This Shelby homeowners business is concentrated in the midwestern and mid-Atlantic sections of the United States, primarily covering homes from $100,000 to $250,000 in value. For the year ended December 31, 2000, we had a renewal rate on these Shelby homeowners policies of approximately 86%, and we wrote approximately $94.7 million in annual premiums.

     Hawaiian Homeowners. Our Hawaiian homeowners policies are primarily written by our wholly-owned subsidiary, The Hawaiian Insurance and Guaranty Company, Ltd., which we acquired in 1995. These policies generally cover higher-valued dwellings against fire and other catastrophic loss. Until recently, we did not underwrite significant wind or hurricane risk of loss policies in Hawaii, because most policyholders procured that coverage through a state-sponsored insurance pool. In 2000, the state insurance pool disbanded, and many of our policyholders began purchasing wind, or hurricane, coverage from us. Although this increases the total risk in our Hawaiian portfolio, we have managed this risk through reinsurance coverage procured in the capital markets as well as the traditional reinsurance markets. For the year ended December 31, 2000, we wrote approximately $14.7 million in annual premiums in this book of business.

   Other Personal Lines Products. We provide miscellaneous products to specific target markets. The majority of these products are designed to protect the interests of financial institutions in various instances in which the borrower fails to insure a car or a home serving as collateral in accordance with a loan or mortgage agreement with the financial institution, as well as coverage for properties that are in the process of foreclosure. We also provide fire and allied lines coverage on low-value dwelling, mobile home, and household contents.

   Marketing. We have chosen to distribute our products through independent insurance agents. We strive to develop and maintain relationships with agencies in rural or suburban areas and provide them with above-average compensation when policies are issued through our companies. Our product offerings in the standard property and casualty market fit the needs of a wide range of consumers. We support our agency force through advertising and promotions aimed to create top-of-mind awareness of the agencies and our companies as well as creating business-to-business technology that has the potential to increase agent productivity while decreasing our operating expenses.

   We believe that the independent agent is best able to sell and service the needs of consumers in our target markets because of the agent's close relationship with customers. Consumers who use independent agents typically keep using the services of the same independent agent. Consequently, once we acquire a new customer, the likelihood that this particular customer will renew his or her policy with us the following year is very high. We believe that this will help to minimize our policy acquisition expenses over time.

   Our agency force has a voice in Vesta through the Agency Advisory Council ("Council"). The Council was created to foster ideas and give the agents the opportunity to suggest new initiatives to improve our businesses. In 2001, we created the Vesta Agents Stock Incentive Plan so that top-performing agents have the opportunity to acquire our common stock at a 10% discount to market prices.

   Our independent agents have limited authority to bind insurance coverages without prior approval from us, so long as such coverages fit within our established guidelines. However, our underwriting staff reviews all coverages bound by these agents and ultimately decides whether to continue such coverages. Because of the broad base of our independent agency force, the contractual limitation on their authority to bind coverage, and our underwriting review procedures, we do not believe that the authority of our agents to bind us presents any material risk to our operations.

   Underwriting. The goal of our underwriting operations is to manage the quality of our book of business. Working in concert with our agency force, our underwriting staff supports our agents on a daily basis. Our agency force understands our underwriting philosophy and goals and, in turn, we rely on our agents to exercise a high degree of underwriting knowledge in the field.

   Our target market profile is a family with multiple insurance policies that owns more than one automobile and that lives in a home valued between $100,000 and $250,000. Our underwriting staff is highly trained and operates in an efficient manner in order to maintain and manage our underwriting expenses.

   Claims. Claim costs represent actual payments made and changes in estimated future payments to be made to or on behalf of policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments. Claims arising under our policies are managed by our claims department. When we receive notice of a loss, our claims personnel open a claim file and establish a reserve with respect to the loss. All claims are reviewed and all payments are made by our employees, with the exception of claims on certain products, which are adjusted by a managing general agency and periodically audited by our claims personnel. Management believes that utilizing our trained employee adjusters permits faster, more efficient service at a lower cost. In 2000, we added a reinspection manager and a fraud examiner to our staff to increase controls and monitor our loss notices.

   Claims settlement authority levels are established for each adjuster or manager based upon each employee's ability and level of experience. Upon loss notification, each claim is reviewed and assigned to an adjuster or manager based upon the type of claim. Home office litigation supervisors monitor claims-related litigation. We emphasize prompt, fair, and equitable settlement of meritorious claims, adequate reserving for claims, and controlling of claims adjustment and legal expenses.

   Management of Catastrophe Risk. In our standard property and casualty segment, the greatest risk of loss we face in the ordinary course of business is property damage resulting from catastrophic events, particularly hurricanes and tropical storms affecting Hawaii and Florida (following our acquisition of Florida Select) and hurricanes affecting the northeastern United States. Our exposure to loss from other catastrophic events, such as tornadoes and earthquakes, is not as significant, because we do not insure significant levels of property in areas traditionally affected by these events. While we seek to reinsure a significant portion of our risk of catastrophic losses, there can be no assurance that our losses will be within the coverage limits of our reinsurance programs.

   We seek to manage our risk in our standard property and casualty insurance segment through the purchase of reinsurance. We obtain reinsurance principally to reduce our net liability on individual risks and to provide protection for individual loss occurrences, including catastrophic losses, in order to stabilize our underwriting results. In exchange for reinsurance, we pay to our reinsurers a portion of the premiums received under the reinsured policies.

   In addition to our traditional catastrophe reinsurance program, we have obtained additional catastrophe coverage for potential hurricane and tropical storm loss in Hawaii and hurricane loss in the northeastern United States through a securitization transaction effected through the INEX insurance exchange. We purchase traditional excess of loss reinsurance for our standard property and casualty business up to a 100-year PML reinsured by traditional reinsurance. The securitization transaction placed through INEX provides us with more conservative coverage for a 250-year PML.

   Although we reinsure a significant portion of potential losses on the policies that we issue, we initially pay all claims and seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid which we expect to recover from reinsurers, there is no guarantee that we will be able to collect those amounts. The possibility exists that the reinsurer may be unable to pay the amounts recoverable, may dispute our calculation of the amounts recoverable, or may dispute the terms of the reinsurance treaty. In any of these circumstances, we will not have the anticipated liquidity to pay the claims on the reinsured policies. We believe that our procurement of a portion of our reinsurance through the capital markets in the manner described above mitigates these credit and collection risks inherent in the traditional reinsurance market.

   Systems. Almost all of our policy administration functions are performed on our own information systems. In recent years, we have upgraded our core infrastructure and expanded the scope of our capabilities. While this work has been our chief focus for several years, it was greatly accelerated in 2000 when we determined that we should move all of our policy management systems in-house. The policy information that is housed with a vendor is being converted to our in-house mainframe system. The conversion began in the second quarter of 2000 and we anticipate that the project will be completed in 2001.

   During the last year, we have intensified our efforts in e-commerce and increased the resources devoted to Internet-based technology. To assist the marketing and servicing capabilities of our agency force, we introduced Internet-based programs that give agents the ability to quote, enter new business, perform endorsements, and perform inquiries on policies, billing, and claims. This information is exchanged through Vesta Internet Access ("VIA"), which is located on our web site--www.vesta.com--and provides our agents with fast, convenient access to product, policy, and claims information. In addition, we initiated a video training program designed to assist our agents in learning to operate the VIA Internet system. We are committed to utilizing the latest electronic technology to allow our agency force to securely conduct transactions, access information, and communicate with our insurance subsidiaries.

 Life and Health

   We expanded our product offering by entering the life and health insurance segment through several strategic acquisitions in 2000. In June 2000, we acquired a 71% ownership interest in American Founders Financial Corporation ("American Founders"), a holding company for two life insurance companies domiciled in Texas. We invested approximately $25 million in convertible preferred stock and other instruments of American Founders, and we now hold four of the seven seats on American Founders' board of directors. American Founders offers traditional life products, universal products, and annuity products and had policies with an aggregate face value of approximately $2.1 billion in force as of December 31, 2000.

   We have also recently acquired Aegis Financial Corporation ("Aegis"), a holding company for an accident and health insurance company domiciled in Texas. We acquired all of the capital stock of Aegis for approximately $7.5 million in cash and approximately 950,000 shares of Vesta common stock. See the section of this prospectus entitled "Business--Changes in Capitalization-- Acquisition of Shares Held by Torchmark" beginning on page 30. Aegis had approximately $16.5 million of accident and health premiums in force as of December 31, 2000.

   Similar to the property and casualty insurance industry, life and health insurance is a mature industry experiencing consolidation. One major difference, however, is that as the overall population ages, individuals will focus on efficiently transferring wealth between generations. As a result, we believe that consumers will be attracted to savings-oriented products with tax-advantaged status, such as annuity products, to both fund their retirement years and protect their accumulated savings.

   Even though the demand for life, annuity, and health products has increased in recent years, this business remains extremely competitive. Access and retention of distribution channels is a key factor to success in this business, and we utilize an independent agency force to distribute these products.

   Our life and health insurance segment is expected to have a different impact on our earnings stream as compared to our property and casualty business. Losses in the property and casualty segment are difficult to predict due to potential catastrophes, such as hurricanes, tornadoes, and other weather-related events. In addition, losses in the property and casualty segment can take years to ultimately determine due to litigation and other factors. On the other hand, financial results from our life and health insurance segment are easier to predict, and the ultimate results from such segment can be reported sooner. Accordingly, we believe that our earnings from our life and health segment should be more predictable and consistent than our property and casualty segment.

   Primary Products. The primary products of our life and health segment consist of traditional life products, universal life products, annuity and pension contracts, and related products. Fixed-rate and variable annuities are a substantial portion of our offerings. We also intend to offer a critical illness product, a relatively new product that we believe is gaining acceptance in the marketplace. The critical illness product is designed to bridge the gap between disability insurance and life insurance by paying the face amount of the policy at death or earlier in the event of the occurrence of certain non-fatal critical illnesses, such as Alzheimer's disease, organ transplants, or loss of sight.

   Strategy. We believe our life and health insurance business is well positioned for growth. We intend to grow this business by acquisitions, joint ventures, and internal sales. The main drivers of these strategies are an efficient and flexible operating and administrative system and maintaining seasoned management with industry expertise to identify potential targets and successfully integrate blocks of policies efficiently into the current administrative system.

   Marketing. We distribute our life and health products through agents recruited and contacted directly by our life and health insurance subsidiaries, American Founders and Aegis. The agents that have historically served these companies are geographically diversified without any one dominant producer.

   Reinsurance Ceded. We utilize reinsurance for our life insurance products to appropriately spread reinsurance-ceded risks among reinsurers. American Founders maintains excess of loss reinsurance agreements for more than $50,000 on policies issued prior to October 24, 1990 and for more than $250,000 on policies issued subsequent to that date.

   Systems. One of the key criteria in our strategy to grow our life and health segment is to acquire effective information systems to support new products offered. We believe that both American Founders and Aegis have efficient and flexible administrative systems that have demonstrated the ability to quickly and efficiently assimilate and provide administration for acquired blocks of policies. The result is ongoing low-cost administration for our insurance and annuity policies.

 Specialty Lines

   As a holding company for 14 insurance subsidiaries, we hold certificates of authority to write various types of insurance in 48 states. In many states, we have several insurance company subsidiaries licensed to write the same types of insurance business, and we are licensed to write business in other states where we are not actively underwriting business. We use our authority to write business in these circumstances, which would otherwise go unused, to write certain lines of business and reinsure the risks in exchange for fees. This can be a valuable asset to reinsurance companies desiring to underwrite insurance business in these states but which do not hold certificates of authority to do so. We may also decide to retain some underwriting risk on selected business at our discretion, and we report the underwriting results of that retention in this segment. We pursue opportunities to provide this "specialty" type of insurance primarily for reinsurance companies.

   During 2000, our specialty lines operations contracted for approximately $100 million in annualized premium, primarily in the private passenger auto insurance segment. In addition, given our certificates of authority and infrastructure, we believe we are well positioned internally to provide specialty insurance for certain additional coverages. Due to external market requirements, however, we believe our opportunities to provide additional types of specialty insurance depends, in large part, on improved ratings from our various rating agencies, including A. M. Best Company.

 Non-Standard Auto

   In December 2000, we acquired a 52% interest in Instant Insurance Holdings, Inc. ("Instant Auto"), the parent of a group of insurance agencies specializing in the distribution of non-standard auto insurance products written by other carriers. We invested approximately $10 million in cash in Instant Auto in exchange for 10 million shares of a newly created series of Instant Auto's convertible preferred stock. We also acquired an additional three million shares of Instant Auto's convertible preferred stock from an existing stockholder in exchange for approximately 550,000 shares of Vesta common stock. See the section of this prospectus entitled "Business--Changes in Capitalization--Acquisition of Shares Held by Torchmark" beginning on page 30. In addition to its on-line policy application capabilities, Instant Auto has developed a highly integrated call center to field customer inquiries, facilitate policy applications, and administer the process of issuing new policies. We intend to use the Instant Auto platform to acquire a series of traditional non-standard auto agencies and to build an efficient and centralized processing platform.

   Unlike the business of American Founders and Aegis, Instant Auto's principal business is not underwriting insurance. Instant Auto operates as a non-standard auto agency, distributing the insurance products of other carriers. Thus, Instant Auto's principal revenue stream is agents' fees and commissions. Non-standard auto insurance covers owners and drivers seeking to purchase insurance as required by law, drivers with accidents or violations on their driving records, new drivers, and drivers who own high-performance vehicles. Non-standard auto insurance customers traditionally are higher risks than standard customers and, therefore, non-standard customers' premiums are higher. According to a recent A.M. Best Company ("A.M. Best") report, the non-standard segment is approximately 18% of the overall personal auto insurance industry. In recent years, the non-standard auto segment has become extremely concentrated, putting additional financial pressure on companies as they compete for market share. This industry shakeout has caused high-cost operators to seek merger partners and has created an opportunity for growth.

   Although our investment in Instant Auto does not immediately diversify our product offering, we believe that it is a necessary and important step towards growing our existing insurance business through state of the art distribution and processing methods. We also believe that it provides us with a platform to develop fee income, both through traditional agency commissions and specialty lines fees (as discussed above). Instant Auto has two fundamental assets that we believe will enable us to accomplish these strategic goals:

  . valuable technological assets which we believe can serve as a growth engine for various types of insurance products; and

  . seasoned management to build a significant non-standard auto general agency.

   We believe that having access to Instant Auto's call center is an important step towards significant growth in our newly-acquired life and annuity businesses. In addition, we believe this call center may ultimately be an effective tool with which all of our independent agents may effectively cross-market all of our personal lines products.

 Corporate and Other

   Our corporate and other segment primarily consists of net investment income on capital, interest on debt, and certain overhead expenses not directly associated with a particular segment.

Reserves

   Our insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses with respect to reported and unreported claims incurred. To the extent that current reserves prove to be inadequate in the future, we would have to increase such reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our results of operations and financial condition. The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that ultimate losses will not materially exceed our estimates. Reserves are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation.

 Reserves for Property and Casualty Business

   With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. We review loss reserves on a regular basis, and as new data becomes available, we make appropriate adjustments to our reserves.

   With respect to losses that have been incurred but not yet reported to us, a variety of methods have been developed in the insurance industry for determining estimates of loss reserves. One common method of actuarial evaluation, which we use, is the loss development method. This method uses the pattern by which losses have been reported over time and assumes that each accident year's experience will develop in the same pattern as the historical loss development. We also rely on industry data to provide the basis for reserve analysis on newer lines of business (lines written by us for less than three years).

   Provisions for inflation are implicitly considered in the reserving process. Our reserves are carried at the total estimate for ultimate expected loss without any discount to reflect the time value of money.

   Reserves are computed based upon actuarial principles and procedures applicable to the lines of business written by us. These reserve calculations are reviewed regularly by management, and, as required by state law, we engage an independent actuary to render opinions as to the adequacy of statutory reserves established by management. The actuarial opinions are filed with the various jurisdictions in which we are licensed. Based on our practices and procedures, management believes that our reserves were adequate as of the valuation date.

   The following table provides a reconciliation of beginning and ending property and casualty liability balances based on generally accepted accounting principles ("GAAP") for the periods indicated:

                                                For the Year Ended December
                                                            31,
                                               -------------------------------
                                                 1998       1999       2000
                                               ---------  ---------  ---------
                                                      (in thousands)
Gross losses and LAE reserves at beginning of
 year........................................  $ 596,797  $ 504,911  $ 354,709
Reinsurance receivable.......................   (204,336)  (206,139)  (186,559)
                                               ---------  ---------  ---------
Net losses and LAE reserves at beginning of
 year........................................    392,461    298,772    168,150
Increases (decreases) in provisions for
 losses and LAE claims incurred:
  Current year...............................    396,091    268,931    169,333
  Prior year.................................       (769)   (22,167)    (5,862)
Losses and LAE payments for claims incurred:
  Current year...............................   (269,369)  (198,503)  (120,888)
  Prior year.................................   (219,642)  (178,883)  (117,094)
                                               ---------  ---------  ---------
Net losses and LAE reserves at end of year...    298,772    168,150     93,639
Reinsurance receivable.......................    206,139    186,559    170,050
                                               ---------  ---------  ---------
Gross loss and LAE reserves..................  $ 504,911  $ 354,709  $ 263,689
                                               =========  =========  =========

   The reconciliation between statutory basis and GAAP basis reserves for each of the three years in the period ended December 31, 2000, is shown below:

                                                     For the Year Ended
                                                        December 31,
                                                 ----------------------------
                                                   1998      1999      2000
                                                 --------  --------  --------
                                                       (in thousands)
Statutory reserves.............................. $363,139  $207,351  $142,116
Adjustments for salvage and subrogation (1).....  (11,250)      --        --
Retroactive reinsurance and other amounts.......  (53,117)  (39,201)  (48,477)
Gross-up of amounts netted against reinsurance
 recoverable....................................  206,139   186,559   170,050
                                                 --------  --------  --------
Reserves on a GAAP basis........................ $504,911  $354,709  $263,689
                                                 ========  ========  ========

--------
(1) Salvage and subrogation recoverable amounts were included in the 2000 and 1999 statutory reserves in accordance with Illinois Department of Insurance regulations. Prior to 1999, we reported our statutory reserves under Alabama regulations which do not allow such adjustments.

   The following table shows the development of the reserves for unpaid losses and LAE from 1989 through 2000 for our insurance subsidiaries on a GAAP basis net of reinsurance recoveries. The top line of the table shows the liabilities at the balance sheet date for each of the indicated years. This reflects the estimated amounts of losses and LAE for claims arising in that year and all prior years that are unpaid at the balance sheet date, including losses incurred but not yet reported to us. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the reestimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundancy (deficiency) exists when the reestimated liability as of each December 31 is less (greater) than the prior liability estimate. The "cumulative redundancy (deficiency)" depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

                                                        For the Year Ended December 31,
                        ------------------------------------------------------------------------------------------------------
                         1990     1991      1992      1993      1994      1995      1996      1997     1998     1999    2000
                        -------  -------  --------  --------  --------  --------  --------  -------- -------- -------- -------
                                                                (in thousands)
Liability for
 unpaid
 losses and LAE...      $27,823  $21,919  $ 21,976  $ 29,688  $ 66,648  $118,733  $112,932  $392,461 $298,772 $168,150 $93,639
 Paid (cumulative)
  as of
  One year later..       11,864   13,166    20,517    20,761    51,527    88,377    86,978   197,477  178,883  117,094
 Two years later..       14,949   17,054    20,272    28,766    65,360   116,388   114,704   253,109  236,301
 Three years
  later...........       17,096   16,810    20,281    34,776    66,490   125,299   131,342   287,385
 Four years
  later...........       18,093   16,622    23,272    33,139    72,273   137,081   137,926
 Five years
  later...........       19,206   18,140    20,994    38,222    81,156   139,485
 Six years later..       20,683   16,218    22,964    46,298    82,336
 Seven years
  later...........       20,391   17,922    31,006    47,185
 Eight years
  later...........       22,284   25,941    31,776
 Nine years
  later...........       30,299   26,417
 Ten years later..       30,772
 Liability
  reestimated as
  of end of year..       27,823   21,919    21,976    29,688    66,648   118,733   112,932   392,461  298,772  168,150  93,639
 One year later...       28,779   21,853    28,530    28,930    61,033   127,790    99,708   391,692  276,605  162,289
 Two years later..       29,431   19,009    27,914    34,219    66,582   110,437   144,986   353,969  255,915
 Three years
  later...........       29,130   19,817    26,120    38,940    66,713   118,657   132,761   344,726
 Four years
  later...........       29,578   16,470    30,435    41,517    76,863   146,090   140,775
 Five years
  later...........       26,291   19,862    33,845    50,993    88,770   144,256
 Six years later..       29,493   23,760    40,317    53,330    86,357
 Seven years
  later...........       36,400   29,574    37,953    51,482
 Eight years
  later...........       40,568   33,388    35,850
 Nine years
  later...........       37,804   30,973
 Ten years later..       35,298
Cumulative redundancy/
 (deficiency).....       (7,475)  (9,054)  (13,874)  (21,794)  (19,709)  (25,523)  (27,843)  47,7 35   42,857    5,862

   We reinsured a number of casualty risks in the early 1980's which could result in claims for coverage of asbestos-related and other environmental impairment liabilities to the extent that such liabilities were not excluded from the underlying policies. Our exposure to a significant loss from an asbestos or environmental claim is minimal due to the fact that our participation in the reinsurance treaties relating to these risks is only at the higher levels and our percentage participation in those layers is relatively low. In addition, we carry reinsurance which would mitigate the effect of any losses under these treaties. While there exists a possibility that we could suffer a material loss in the event of a high number of large losses under these treaties, this is unlikely in management's judgment.

 Life Insurance Reserves

   Reserves for traditional life insurance contracts are generally calculated using the net level premium method, based on assumptions as to mortality, withdrawals, dividends, and investment yields ranging from 2.5% to 6.5%. These assumptions are generally made at the time the contract is issued or at the purchase date. These assumptions are based on projections from past experience, making allowance for possible unfavorable deviation.

   Our reserves for investment-type contracts are based either on the contract account balance (if future benefit payments in excess of the account balance are not guaranteed) or on the present value of future benefit payments (if such payments are guaranteed).

Investments

   Our consolidated investment portfolio consists primarily of investment grade fixed income securities. Our portfolio is managed subject to investment policies and guidelines established by management and the Board of

Directors. Our cash and investments as of December 31, 2000 totaled approximately $1.0 billion and were classified as follows:

                                                       Amount at which
                                                          Shown on       % of
   Type of Investment                                   Balance Sheet  Portfolio
   ------------------                                  --------------- ---------
                                                       (in thousands)
   Cash and short-term investments....................   $   35,960        3.5%
   Fixed maturity portfolio...........................      798,205       78.3
   Equity securities..................................       31,285        3.1
   Mortgage and collateral loans......................       63,060        6.2
   Policy loans.......................................       61,413        6.0
   Other invested assets..............................       29,343        2.9
                                                         ----------      -----
   Total..............................................   $1,019,266      100.0%
                                                         ==========      =====

   The value of the fixed maturities portfolio, classified by category, as of December 31, 2000, was as follows:

                                                             Amortized   Fair
                                                               Cost     Value
                                                             --------- --------
                                                               (in thousands)
   United States government securities...................... $ 80,235  $ 82,689
   Asset-backed securities..................................  381,099   377,383
   Corporate................................................  312,412   315,533
   Municipals...............................................   21,372    22,600
                                                             --------  --------
   Total.................................................... $795,118  $798,205
                                                             ========  ========

   The National Association of Insurance Commissioners ("NAIC") has a bond rating system that assigns securities to classes called "NAIC designations" that are used by insurers when preparing their annual statutory financial statements. The NAIC assigns designations to publicly-traded as well as privately-placed securities. The designations assigned by the NAIC range from class one to class six, with a rating in class one being of the highest quality. We invest our fixed maturities portfolio primarily in class one or two securities as rated by the NAIC, which are considered investment grade. The maturity and duration of our portfolio are managed to match the maturity and duration of the underlying life insurance and property and casualty reserves.


Changes in Capitalization

 Debt Exchanges and Repurchases

   During the last 18 months, we have engaged in several transactions to reduce annual interest expense obligations and improve our debt-to-capital ratio. As of November 30, 1999, we had outstanding approximately $100 million face amount of our 8.75% Senior Debentures due 2025, and Vesta Capital Trust I, our single purpose finance subsidiary, had outstanding approximately $100 million liquidation amount of its 8.525% Deferrable Capital Securities due 2027.

   On December 30, 1999, we issued approximately $44.1 million face amount of our 12.5% Senior Notes due 2005 in exchange for approximately $58.8 million liquidation amount of the 8.525% Deferrable Capital Securities. In connection with this exchange, we paid all accrued and unpaid distributions then owed on the 8.525% Deferrable Capital Securities surrendered and issued certain warrants to purchase shares of our common stock (which subsequently terminated pursuant to their terms). In connection with these transactions, we recorded a one-time after-tax gain of approximately $9.5 million and we reduced our outstanding long-term indebtedness by approximately $14.7 million.

   In March and April of 2000, we redeemed all $44.1 million principal amount of our 12.5% Senior Notes for approximately $38.2 million plus accrued interest. We funded these cash redemptions with internally-generated sources. As a result of these redemptions, the warrants previously issued to the holders of the 12.5% Senior Notes terminated pursuant to their terms.

   Also during the first quarter of 2000, we redeemed approximately $13.1 million face amount of our 8.75% Senior Debentures for approximately $9.8 million plus accrued interest. We funded this cash redemption with internally generated sources. As of December 31, 2000, approximately $86.9 million of these 8.75% Senior Debentures remained outstanding.

   Following our December 30, 1999 purchase of approximately $58.8 million liquidation amount of Vesta Capital Trust I's 8.525% Deferrable Capital Securities discussed above, approximately $41.2 million face amount of the 8.525% Deferrable Capital Securities remained outstanding. In the fourth quarter of 2000 and the first quarter of 2001, we exchanged approximately 1.6 million shares of our common stock for approximately $11.5 million liquidation amount of the 8.525% Deferrable Capital Securities in six separate transactions. At the time of each transaction, we delivered shares from our treasury having a market value (based on the five trading days preceding the closing date of each transaction) equal to 75% of the total liquidation amount of the 8.525% Deferrable Capital Securities exchanged. As of March 31, 2001, approximately $29.7 million of the 8.525% Deferrable Capital Securities were outstanding.

   As a result of the series of transactions we undertook in 2000 and the first quarter of 2001, we reduced our outstanding debt by approximately $68.7 million and decreased our annual ongoing interest obligations by approximately $7.5 million. These transactions also helped reduce our debt-to-total capital ratio from 48.5% as of December 31, 1999, to 36.7% as of December 31, 2000.

 Acquisition of Shares Held by Torchmark

   In 2000, we acquired 5.1 million shares of our common stock from Torchmark Corporation ("Torchmark") in two transactions for an aggregate purchase price of approximately $32.7 million. This acquisition eliminated Torchmark's holdings in Vesta. In one transaction, we acquired 1.38 million shares from Torchmark, which we later reissued in privately negotiated transactions for approximately $9 million. In another transaction, we acquired 3.75 million shares from Torchmark, which we later reissued to three institutional investors for $23.6 million in the end of June 2000. At that time, we entered into an agreement that gave us the right to repurchase all 3.75 million of these shares within six months. In December, we exercised our right to repurchase all 3.75 million shares for $23.6 million plus interest and reissued most of these shares in four separate transactions completed in December 2000. These transactions included:

  . Approximately 1.2 million shares issued in exchange for approximately $8 million liquidation amount of our 8.525% Deferrable Capital Securities;

  . Approximately 950,000 shares issued in connection with our acquisition of Aegis;

  . 750,000 shares held in trust for allocation to our independent agents pursuant to the Vesta Agents Stock Incentive Plan; and

  . Approximately 550,000 shares issued in connection with our acquisition of Instant Auto.

 Conversion of Preferred Stock and Sale of Common Stock

   On January 29, 2001, the holder of all 2.95 million shares of our Series A Convertible Preferred Stock converted the preferred stock into 5.9 million shares of common stock, and we then repurchased those shares of common stock for approximately $15 million cash and a note for approximately $32.2 million. This conversion eliminated an annual preferred stock dividend obligation of approximately $2.3 million. We subsequently resold

5.5 million of the common shares in a registered supplemental offering to new investors. We received proceeds from this offering of approximately $33.8 million and repaid the $32.2 million note in full on March 14, 2001.

Regulation

 General

   Our insurance companies are subject to regulation by governmental agencies in the states in which they do business. The nature and extent of such regulation varies by jurisdiction, but typically involves prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, approval of premium rates for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, licensing of insurers and agents, deposits of securities for the benefit of policyholders, and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

   In addition to the regulatory supervision of our insurance subsidiaries, we are also subject to regulation under the Ohio, Illinois, Hawaii, Florida (following our acquisition of Florida Select), and Texas Insurance Holding Company System Regulatory Acts (collectively, the "Holding Company Acts"). These Holding Company Acts contain certain reporting requirements including those requiring us to file information relating to our capital structure, ownership, and financial condition and general business operations of our insurance subsidiaries. These Holding Company Acts contain special reporting and prior approval requirements with respect to transactions among affiliates. The Illinois Holding Company Act is generally the most significant to us since it governs our relationship with Vesta Fire, our principal insurance subsidiary.

   The federal government does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, and federal taxation, do affect the insurance business. Recently, a number of state legislatures have considered or have enacted legislative proposals that alter, and in many cases increase, the authority of state agencies to regulate insurance companies and holding company systems. In addition, legislation has been introduced from time to time in recent years which, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry.

   The insurance laws of most states generally provide that all property and casualty insurance companies which do business in these states must belong to a statutory property and casualty guaranty association. The purpose of these guaranty associations is to protect policyholders by requiring solvent property and casualty insurance companies to pay certain insurance claims of insolvent insurers. The rules of such guaranty associations assess insurers proportionately to such insurer's share of voluntary premiums written in the given state in order to pay these claims. While most guaranty associations provide a procedure for recoupment of assessments through rate increases, rate surcharges, or premium tax credits, there is no assurance that insurers will recover these assessments, and the time value of money becomes a cost to the insurer assessed. Vesta's share of these assessments is not expected to have a material impact on the business of Vesta's insurance subsidiaries.

   Many states have formed statutory residual market associations or plans to write certain higher risk property and casualty insurance. These associations cover such risks as wind and water in coastal areas and assigned risk for automobile. By statute, each private insurer writing voluntary business of the type written under the residual market plans in the state must be a member of these associations and, depending on the plan, may be required to accept certain of these risks and also may be required to participate in the profit or loss of the association or plan. Exposures under these plans are higher than voluntary writings because the plans accept higher risk business and rates charged for this business are often lower than actuarially required due to political influence of the governmental agency operating these plans.

   Insurers also are required by the states to provide coverage to insureds who would not otherwise be considered eligible by the insurers. Each state dictates the types of insurance and the level of coverage which must be provided to such involuntary risks. The rules of the programs in each state govern how involuntary risks are shared on a pro rata basis by the companies who underwrite similar risks voluntarily in the applicable states.

 NAIC

   In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") which, effective as of January 1, 2001, replaced the NAIC Annual Statement Instructions and Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in other areas. Management does not believe that the impact of the new Codification will be significant.

   State insurance regulators and the NAIC periodically re-examine existing laws and regulations and their application to insurance companies. In recent years, the NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to decrease the risk of insolvency of insurance companies. These initiatives include risk-based capital requirements for determining the levels of capital and surplus an insurer must maintain in relation to its insurance and investment risks. Other NAIC regulatory initiatives impose restrictions on an insurance company's ability to pay dividends to its stockholders. These initiatives may be adopted by the various states in which our subsidiaries are licensed. The ultimate content and timing of any statutes and regulations adopted by the states cannot be determined at this time. It is not possible to predict the future impact of changing state and federal regulation on our operations, and there can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future will not be more restrictive.

 Risk-Based Capital

   The NAIC's risk-based capital rules require insurance companies to calculate and report information under a risk-based formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify weakly capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). Risk-based capital rules provide for different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its "authorized control level" of risk-based capital.

   The NAIC's risk-based capital requirements are intended to be used as an early warning tool to help insurance regulators identify deteriorating or weakly capitalized companies in order to initiate regulatory action. Such requirements are not intended as a mechanism for ranking adequately capitalized companies. The formula defines a minimum capital standard which supplements the low, fixed minimum capital, and surplus requirements previously implemented on a state-by-state basis.

   As of December 31, 2000, the total adjusted risk-based capital as a percentage of authorized control level were as follows for our principal insurance subsidiaries:

      Vesta Fire Insurance Corporation..................................... 630%
      American Founders Life Insurance Company............................. 492%

 Restrictions on Dividends to Stockholders

   Our insurance subsidiaries are subject to various state statutory and regulatory restrictions, generally applicable to each insurance company in its state of incorporation, which limit the amount of dividends or distributions by an insurance company to its stockholders. The restrictions are generally based on certain levels of surplus, and operating income, as determined under statutory accounting practices. Ohio, Illinois, and Texas laws permit dividends in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of (i) 10% of statutory surplus as of the end of the preceding year or (ii) the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. Hawaii law limits dividends to the lesser of (i) and (ii) without prior approval. Certain other extraordinary transactions between an insurance company and its affiliates also are subject to prior approval by the department of insurance for the applicable states. Future dividends from our subsidiaries may be limited by business and regulatory considerations.

 IRIS Ratios

   The NAIC has developed its Insurance Regulatory Information System ("IRIS") to assist state insurance departments in identifying significant changes in the operations of an insurance company, such as changes in its product mix, large reinsurance transactions, increases or decreases in premiums received, and certain other changes in operations. Such changes may not result from any problems with an insurance company but merely indicate changes in certain ratios outside ranges defined as normal by the NAIC. When an insurance company has four or more IRIS ratios falling outside "normal ranges," state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted. In 2000, Vesta Fire had three ratios which varied unfavorably from the "usual value" range and American Founders had four ratios which varied unfavorably from the "usual value" range. As of May 1, 2001, neither Vesta Fire nor American Founders had received any notice of anticipated action as a result of these variances.

A.M. Best Rating

   A.M. Best, which rates insurance companies based upon factors of concern to policyholders, raised its rating on our property and casualty insurance subsidiaries to "B+" (Very Good, in the Secure Rating Category) from "B" (Good, in the Vulnerable Rating Category) in February, 2000. Some of the factors noted by A.M. Best as contributing to the upgrade include our improved financial condition, debt restructuring, elimination of non-core business units, and our focus on our personal lines business. We believe that our current A.M. Best rating of "B+" will assist us in increasing the number of new policy applications and strengthen our retention ratios on our existing policies as they come up for renewal. American Founders is also rated "B+" by A.M. Best.

   To further strengthen our ability to increase new policy applications and retain our existing policies, and to open up other opportunities, we believe we must continue to work towards a higher rating from A.M. Best. To accomplish that, we will focus on:

  .  Expanding our core book of business;

  .  Continuing to lower our debt-to-capital ratio; and

  .  Continuing to demonstrate the ability to operate profitably.

   Each of these three goals is related to our future operating performance which is subject to a host of uncertainties and risk factors more fully discussed in the section of this prospectus entitled "Risk Factors" beginning on page 7.

Competition

   Direct writers are making a strong push in the personal lines arena. These companies compete almost exclusively based on price. While there is a segment of the population that is driven exclusively by price, we believe that many consumers desire the advice and counsel of a professional agent. We have developed a business strategy that focuses on this segment of the market. Accordingly, our relationship with our independent agencies is perhaps the most important component of our current competitive profile. In order to develop and retain the independent agencies' loyalty, we have reaffirmed our commitment to independent agency distribution by providing innovative solutions to agencies' daily business issues, as well as by responding to agencies' needs as quickly as possible. As another mechanism to maintain agency loyalty, we have created a stock incentive plan for our top-performing agencies.

   The property and casualty insurance industry is highly competitive on the basis of both price and service. We compete for direct business with other stock companies, specialty insurance organizations, mutual insurance companies, and other underwriting organizations, some of which are substantially larger and have greater financial resources than we have. In recent years, there has been a trend in the property and casualty industry toward consolidation which could result in even more competitive pricing. In the future, the industry, including us, will face increasing insurance underwriting competition from banks and other financial institutions.

Employees

   As of January 10, 2001, we employed 486 persons. Our employees are neither represented by labor unions nor are they subject to any collective bargaining agreements. Management knows of no current efforts to establish labor unions or collective bargaining agreements.

Litigation

 Securities Litigation

   Subsequent to the filing of our quarterly report on Form 10-Q for the period ended March 31, 1998 with the U.S. Securities and Exchange Commission ("SEC" or "Commission"), we commenced an internal investigation to determine the exact scope and amount of certain reductions of reserves and overstatement of premium income in our reinsurance assumed business that had been recorded in the fourth quarter of 1997 and the first quarter of 1998. This investigation concluded that inappropriate amounts had, in fact, been recorded and we determined that we should restate our previously issued 1997 financial statements and first quarter 1998 Form 10-Q. Additionally, during our internal investigation we were advised by our then outside auditors that there was an error in the accounting methodology used to recognize earned premium income in our reinsurance business. We had historically reported certain assumed reinsurance premiums as earned in the year in which the related reinsurance contracts were entered even though the terms of those contracts frequently bridged two years. We determined that reinsurance premiums should be recognized as earned over the contract period and corrected the error in our accounting methodology by restating previously issued financial statements. On June 1, 1998 and June 29, 1998, we issued press releases, which were filed with the Commission, regarding the matters addressed in this section.

   We restated our previously-issued financial statements for 1995, 1996, and 1997 and our first quarter 1998 Form 10-Q for the above items by issuance of a current report on Form 8-K dated August 19, 1998. These restatements resulted in a cumulative decrease to stockholders' equity of approximately $75.2 million through March 31, 1998. Commencing in June 1998, we and several of our current and former officers and directors were named as defendants in several purported class action lawsuits filed in the United States District Court for the Northern District of Alabama. Several of our officers and directors also have been named in a derivative action lawsuit in the Circuit Court of Jefferson County, Alabama, in which Vesta is a nominal defendant. In addition, we received various inquiries and requests for information from various state departments of insurance and other regulatory authorities, including a subpoena issued to Vesta on August 24, 1998 by the

Commission as part of a formal, non-public order of investigation. We fully responded to such requests in 1998, and no further requests for information from Vesta have been made by the Commission.

   In March 1999, the actions filed in the United States District Court for the Northern District of Alabama were consolidated into a single action in that district and certified as a class action. Torchmark Corporation and KPMG Peat Marwick LLP, our outside auditor at the time, were added as additional defendants in the consolidated class action. The consolidated amended complaint alleges violations of certain federal securities laws and seeks unspecified but potentially substantial damages. The court has denied all motions to dismiss and the class action is presently in discovery, with a trial date set for November 5, 2001. We are vigorously defending this litigation but there is no assurance of its outcome. The parties have conducted settlement discussions, but have not been successful in reaching any resolution. The derivative case has been stayed and placed on the administrative docket.

   We have several layers of directors' and officers' liability insurance coverage ("D&O insurance"), the terms of which may cover all or a portion of the damages or settlement costs of the class action. These policies provide up to $100 million in D&O insurance to cover damages or settlement costs and an additional policy provides another layer of $10 million D&O insurance to cover any damages awarded by a court in these actions. Cincinnati Insurance Company ("Cincinnati") issued the primary policy that provides the first $25 million of D&O insurance. Federal Insurance Company (The Chubb Group of Insurance Companies) issued an excess D&O insurance policy which provides coverage for the second $25 million in losses, if necessary. The balance of the coverage is provided by a group of insurers and was purchased after the class actions comprising the consolidated class action were filed. In September 1998, after these actions were filed, Cincinnati, which provides the primary insurance policy, filed a lawsuit in the United States District Court for the Northern District of Alabama seeking to rescind the policy and avoid the coverage. That action was dismissed for lack of subject matter jurisdiction, and we then filed an action against Cincinnati in the Circuit Court of Jefferson County, Alabama, to enforce the policy and to recover damages arising out of Cincinnati's actions. Cincinnati filed an answer and counterclaim in that action, seeking to rescind the policy and avoid the coverage. This action is in the discovery stage and the outcome is uncertain. There is no assurance that the primary insurance coverage will ultimately be available for any damages or settlement costs incurred. The outcome of this litigation may also materially affect the availability of the excess policy issued by The Chubb Group. The damages sought by stockholder plaintiffs in the consolidated class action, either at trial or through settlement, may be substantial. If the damages or settlement costs incurred in connection with the consolidated class action and derivative action are ultimately determined not to be covered by our D&O insurance policies for any reason, we may incur a significant and material loss which could have a material and adverse impact on our financial condition and results of operation.

   The consolidated class action is in the discovery stage and the derivative action has been placed on the administrative docket. The ultimate outcome of these matters is uncertain. Accordingly, we have not currently set aside any financial reserves relating to any of the above-referenced actions.

 Indemnification Agreements and Liability Insurance

   Pursuant to Delaware law and our Bylaws, we are obligated to indemnify our current and former officers and directors for certain liabilities arising from their employment with or services to Vesta, provided that their conduct complied with certain requirements. Pursuant to these obligations, we have agreed to advance costs of defense and other expenses on behalf of certain current and former officers and directors, subject to an undertaking from such individuals to repay any amounts advanced in the event a court determines that they are not entitled to indemnification.

 Arbitration

   As discussed above, we corrected our accounting for assumed reinsurance business through restatement of our previously-issued financial statements. Similar corrections were made on a statutory accounting basis by recording cumulative adjustments in Vesta Fire's 1997 statutory financial statements. The impact of this correction has been reflected in amounts ceded under our 20% whole account quota share treaty which was terminated on June 30, 1998 on a run-off basis. We believe such treatment is appropriate under the terms of this treaty and have calculated the quarterly reinsurance billings presented to the three treaty participants accordingly. The aggregate amount included herein as recoverable from such reinsurers totaled approximately $55.2 million as of December 31, 2000. We have collected approximately $48.5 million from the drawdown of collateral on hand.

   NRMA Insurance, Ltd. ("NRMA"), one of the participants in the 20% whole account quota share treaty, filed a lawsuit in the United States District Court for the Northern District of Alabama contesting our billings. NRMA sought rescission of the treaty and a temporary restraining order preventing us from drawing down approximately $34.5 million of collateral. We filed a demand for arbitration as provided for in the treaty and also filed a motion to compel arbitration which was granted in the United States District Court action. Vesta has entered into a $25 million letter of credit in favor of NRMA to fund any amounts NRMA may recover as a result of the arbitration. We filed for arbitration against the other two participants in the treaty and all of these arbitrations are in their early stages. While management believes its interpretation of the treaty's terms and computations based thereon are correct, these matters are in their early stages and their ultimate outcome cannot be determined at this time.

   During 1999, F&G Re (on behalf of USF&G), filed for arbitration under two aggregate stop loss reinsurance treaties whereby F&G Re assumed certain risk from us. F&G Re is seeking to rescind the treaties and avoid its obligation. Under the terms of the two treaties, we believe we will be entitled to recoveries of approximately $28.2 million as losses mature from prior accident years. Vesta has recorded a reinsurance recoverable of approximately $28.2 million as of December 31, 2000 and 1999 related to these two treaties. This arbitration is in its early stage and the ultimate outcome cannot be determined at this time.

   A dispute has also arisen with CIGNA Property and Casualty Insurance Company ("CIGNA") (now ACE USA) under a personal lines insurance quota share reinsurance agreement, whereby we assumed certain risks from CIGNA. During September 2000, CIGNA filed for arbitration under the reinsurance agreement, seeking payment of the balances that CIGNA claims are due under the terms of the treaty. In addition, during the fourth quarter, the treaty was terminated on a cut-off basis. Vesta is seeking recoupment of all improper claims payments and excessive expense allocations and charges from CIGNA. This arbitration is in its early stages and the ultimate outcome cannot be determined at this time.

   If the amounts recoverable under the relevant treaties are ultimately determined to be materially less than the amounts that we have reported as recoverable, we may incur a significant, material, and adverse impact on our financial condition and results of operations.

 Other Litigation

   Vesta, through its subsidiaries, is routinely a party to pending or threatened legal proceedings and arbitration relating to the regular conduct of its insurance business. These proceedings involve alleged breaches of contract, torts (including bad faith and fraud claims), and miscellaneous other specified relief. Based upon information presently available, and in light of legal and other defenses available to us and our subsidiaries, management does not consider liability from any threatened or pending litigation regarding routine matters to be material.

                                   MANAGEMENT

Directors and Executive Officers

   Vesta's Board of Directors is divided into three classes with the members of each class serving three-year terms expiring at the third annual meeting of the stockholders after their elections, upon the election and qualification of their successors. The following table sets forth information as of the date of this prospectus concerning Vesta's directors and executive officers.

                                                                   Term as
 Name                          Age          Position           Director Expires
 ----                          ---          --------           ----------------
 James E. Tait...............   51 Chairman of the Board of          2002
                                   Directors
 Norman W. Gayle, III........   47 President, Director               2002
 Robert B.D. Batlivala.......   61 Director                          2004
 Walter M. Beale, Jr. .......   55 Director                          2003
 Ehney A. Camp, III..........   58 Director                          2004
 Alan S. Farrior.............   47 Director                          2003
 Stephen R. Windom...........   51 Director                          2003
 K. Gerald Barron............   51 Senior Vice President--
                                   Insurance Operations of
                                   Vesta Fire Insurance
                                   Corporation
 William P. Cronin...........   41 Senior Vice President--
                                   Chief Financial Officer
 John W. McCullough..........   35 Vice President--Associate
                                   General Counsel
 Hopson B. Nance.............   30 Vice President--
                                   Controller
 Stephen P. Russell..........   41 Vice President--Actuarial
                                   of Vesta Fire Insurance
                                   Corporation
 Stephen P. Solimine.........   50 Senior Vice President--
                                   Marketing of Vesta Fire
                                   Insurance Corporation
 Donald W. Thornton..........   53 Senior Vice President--
                                   General Counsel and
                                   Secretary

   James E. Tait has served as a Director of Vesta since 1998. Mr. Tait is currently the Chairman of the Board of Directors. Mr. Tait served as Executive Vice President and Chief Financial Officer of Vesta from 1998 to 2000. Mr. Tait is also currently President of Tait Advisory Services, LLC, a subsidiary of Vesta. Previously, Mr. Tait served as President of Inex Insurance Exchange from 1996 to 1999, and was a Partner at Coopers & Lybrand LLP from 1980 to 1996.

   Norman W. Gayle, III has served as a Director and President of Vesta since 1998 and has occupied the Office of the Chairman with Mr. Tait since 2000. Previously, Mr. Gayle was Executive Vice President and Chief Operating Officer of Vesta from 1995 to 1998.

   Robert B.D. Batlivala, Ph.D. has served as a Director of Vesta since 1999. Mr. Batlivala retired on October 1, 1999 from the position of Director, Regulatory Economics and Corporate Strategic Planning for BP Amoco, where he served in various capacities since 1964.

   Walter M. Beale, Jr. has served as a Director of Vesta since 1993. Mr. Beale is a Partner in the law firm of Balch & Bingham LLP and has been in that position since 1976.

   Ehney A. Camp, III has served as a Director of Vesta since 1993. Mr. Camp has been a Principal of Addison Investments, L.L.C. since 1996. From 1975 to 1996, Mr. Camp was the President and Chief Executive Officer of Camp & Company, a mortgage banking company located in Birmingham, Alabama.

   Alan S. Farrior has served as a Director of Vesta since 2000. Mr. Farrior is the President of Lowder New Homes/Colonial Homes and has been in that position since 1978.

   Stephen R. Windom has served as a Director of Vesta since 2000. Mr. Windom is a Partner in the law firm of Sirote & Permutt, P.C. and has been in that position since prior to 1996. Mr. Windom currently serves as Lieutenant Governor of the State of Alabama. Prior to becoming Lieutenant Governor in 1999, Mr. Windom served as a member of the Alabama State Senate.

   K. Gerald Barron has served as Senior Vice President--Insurance Operations of Vesta Fire Insurance Corporation since 1999. From March 1997 to October 1999, Mr. Barron was Executive Vice President of Audubon Insurance Group in Baton Rouge, Louisiana. From March of 1993 to March of 1997, Mr. Barron was Vice President of Hanover Insurance Company in Worcester, Massachusetts.

   William P. Cronin has served as Senior Vice President and Chief Financial Officer of Vesta since 2000. Mr. Cronin has also served as Senior Vice President--Controller of Vesta from 1998 to 2000. Mr. Cronin has served as President of Tait Advisory Services, LLC, a subsidiary of Vesta, since March 2001. From 1997 to 2001, Mr. Cronin was Vice President, Audit and Regulatory Affairs of Tait Advisory Services, LLC. Prior to joining Vesta, Mr. Cronin was a Senior Manager at Ernst & Young LLP from 1993 to 1997.

   John W. McCullough has served as Vice President and Associate General Counsel of Vesta since 2000. From 1996 to 2000, Mr. McCullough was an Associate and Partner with the law firm of Balch & Bingham LLP.

   Hopson B. Nance has served as Vice President and Controller of Vesta since 2000. Prior to joining Vesta, Mr. Nance was an Audit Manager and held other positions with PricewaterhouseCoopers LLP from 1993 to 2000.

   Stephen P. Russell has served as Vice President--Actuarial of Vesta Fire Insurance Corporation since 1998. From 1982 to 1998, Mr. Russell was a Director and Senior Actuary of Allstate Insurance Company, Northbrook, Illinois.

   Stephen P. Solimine has served as Senior Vice President--Marketing of Vesta Fire Insurance Corporation since 2000. From 1995 to 2000, Mr. Solimine was Vice President--Marketing of Vesta Fire Insurance Corporation.

   Donald W. Thornton has served as Senior Vice President, General Counsel and Secretary of Vesta since 1995.

   There are no family relationships between any of the directors or executive officers of Vesta.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

Security Ownership of Management

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2001 and as adjusted to reflect the sale of our common stock offered hereby, with respect to: (i) each of our directors and each of our named executive officers; and (ii) all our directors and our named executive officers as a group. As of March 31, 2001, Vesta had 24,427,946 shares of common stock outstanding. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                                                Percentage of
                                                                Shares Owned
                                                              -----------------
                                                  Shares      Prior to  After
Name                                               Owned      Offering Offering
----                                             ---------    -------- --------
K. Gerald Barron...............................          0        *        *
Robert B.D. Batlivala..........................      5,000(1)     *        *
Walter M. Beale, Jr............................     45,499(2)     *        *
Ehney A. Camp, III.............................     47,830(3)     *        *
William P. Cronin..............................     52,806(4)     *        *
Alan S. Farrior................................      6,789(5)     *        *
Norman W. Gayle, III...........................    345,514(6)   1.4%     1.1%
James E. Tait..................................    293,835(7)   1.2%       *
Donald W. Thornton.............................    181,085(8)     *        *
Stephen R. Windom..............................      5,000(9)     *        *
                                                 ---------      ---      ---
All Directors and Executive Officers as a Group
 (14 persons)..................................  1,012,416      4.1%     3.3%
                                                 =========      ===      ===

--------
 * Less than 1%
(1) Includes 5,000 shares subject to the exercise of options exercisable on or prior to June 30, 2001 granted pursuant to our Non-Employee Director Stock Plan.
(2) Includes (i) 5,000 shares subject to the exercise of options exercisable on or prior to June 30, 2001, granted pursuant to our Non-Employee Director Stock Plan, and (ii) 30,000 shares of restricted stock.
(3) Includes (i) 5,000 shares subject to the exercise of options exercisable on or prior to June 30, 2001 and 3,325 shares of restricted stock granted pursuant to our Non-Employee Director Stock Plan, (ii) 5,150 shares held in the name of Sterne, Agee & Leach, Inc., custodian for Ehney A. Camp, III Individual Retirement Account, and (iii) 22,500 shares of restricted stock.
(4) Includes 1,556 shares allocated to Mr. Cronin's 401(k) plan account and 50,000 shares of restricted stock awarded under our Long Term Incentive Plan.
(5) Includes 5,000 shares subject to the exercise of options exercisable on or prior to June 30, 2001 and 1,789 shares of restricted stock granted pursuant to our Non-Employee Director Stock Plan.
(6) Includes (i) 52,500 shares subject to the exercise of options exercisable on or prior to June 30, 2001 granted under, and 198,032 shares of restricted stock awarded under our Long Term Incentive Plan and (ii) 10,080 shares allocated to Mr. Gayle's 401(k) plan account.
(7) Includes (i) 52,500 shares subject to the exercise of options exercisable on or prior to June 30, 2001 granted under, and 195,000 shares of restricted stock awarded under, our Long Term Incentive Plan, and
    (ii) 11,279 shares allocated to Mr. Tait's 401(k) plan account.
(8) Includes (i) 27,500 shares subject to the exercise of options exercisable on or prior to June 30, 2001 granted under, and 123,479 shares of restricted stock awarded under our Long Term Incentive Plan and (ii) 10,617 shares allocated to Mr. Thornton's 401(k) plan account.
(9) Includes 5,000 shares subject to the exercise of options exercisable on or prior to June 30, 2001 granted pursuant to our Non-Employee Director Stock Plan.

Business Relationships between Vesta and Management

   We have used the legal services of the law firm Balch & Bingham LLP, of which Walter M. Beale, Jr., one of our directors, is a partner, from the beginning of 2001 to the date of this prospectus, including legal services provided to us in preparing this registration statement. We expect that Balch & Bingham LLP will continue to render various legal services to us for the remainder of 2001. We have used the legal services of the law firm Sirote & Permutt, P.C., of which Stephen R. Windom, one of our directors, is a partner, from the beginning of 2001 to the date of this prospectus. We expect that Sirote & Permutt, P.C. will continue to render various legal services to us for the remainder of 2001.

Principal Stockholders

   The following table lists all persons known to us to be the beneficial owner of more than 5% of our common stock as of March 31, 2001, and as adjusted to reflect the sale of shares offered hereby, assuming no exercise of the underwriters' over-allotment option.

                                                                Percentage of
                                                                Shares Owned
                                                              -----------------
                                                  Shares      Prior to  After
Name and Address                                   Owned      Offering Offering
----------------                                 ---------    -------- --------
Wellington Management Company, LLP.............. 2,000,000(1)   8.2%     6.6%
 75 State Street
 Boston, MA 02109

R.K. Carvill (International Holdings), Ltd. .... 1,380,000(2)   5.6      4.5
 Peerman Holdings, Ltd.
 Clarendon House
 2 Church Street
 Hamilton HMCX, Bermuda

Dimensional Fund Advisors, Inc. ................ 1,309,650(3)   5.4      4.3
 1299 Ocean Avenue
 Santa Monica, CA 90401

--------
(1) Wellington Management Company, LLP, acting as investment adviser on behalf of several accounts, acquired these shares of our common stock directly from us in March 2001.

(2) The information on the number of shares of our common stock beneficially owned by R.K. Carvill (International Holdings), Ltd. and Peerman Holdings, Ltd. set forth herein is based on Schedule 13D/A, filed January 30, 2001 by R.K. Carvill (International Holdings), Ltd., and Peerman Holdings, Ltd.

(3) The information on the number of shares of our common stock beneficially owned by Dimensional Fund Advisors, Inc. set forth herein is based on
    Schedule 13G filed February 2, 2001 by Dimensional Fund Advisors Inc.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Cochran, Caronia Securities LLC is acting as representative, have severally agreed to purchase from Vesta and Vesta has agreed to sell to each of the underwriters, the number of shares of common stock set forth opposite their respective names.

      Underwriters                                              Number of Shares
      ------------                                              ----------------
      Cochran, Caronia Securities LLC..........................
                                                                 -------------
        Total..................................................
                                                                 =============

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not
in excess of $    per share. The underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain other dealers.
After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed.

   The following table summarizes the per share and total underwriting discounts and commissions we will pay to the underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 900,000 additional shares.

                                                          Paid by the Company
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
      Per Share.......................................    $            $
      Total...........................................    $            $

   The expenses associated with the offer and sale of our common stock, excluding the underwriters' discount and commissions, are estimated to be
approximately $       and will be paid by us.

   Vesta has granted to the underwriters an option, exercisable by the representatives for 30 days after the date of this prospectus, to purchase up to an additional 900,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the representatives exercise such option, each of the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them as shown in the table above, bears to the 6,000,000 shares of common stock offered hereby.

   In connection with the offering, Vesta and Vesta's executive officers and directors have agreed that, during a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Cochran, Caronia Securities LLC, directly or indirectly, issue, sell, or offer to sell, contract to sell, solicit or offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership (or make any announcement with respect to any of the foregoing) any shares of common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for common stock or evidencing any right to purchase or subscribe for shares of common stock; except that, Vesta may issue and sell the shares of common stock to be issued in the offering and Vesta may grant options under Vesta's stock option plans and issue shares of common stock upon the exercise of Vesta's stock options.

   Vesta has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   Until the distribution of the common stock is completed, rules of the U.S. Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to and may over-allot, or engage in syndicate transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

   Neither Vesta nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Vesta nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   From time to time, Cochran, Caronia & Co., an affiliate of Cochran, Caronia Securities LLC, has provided, and continues to provide, investment banking services to Vesta for which they have received customary fees and commissions. Cochran, Caronia & Co. has also provided certain investment banking services to Florida Select Insurance Holdings Inc. with respect to its proposed acquisition by us. Cochran, Caronia & Co. has received, and will receive when the proposed acquisition is completed, customary fees from Florida Select for these services.

                                 LEGAL MATTERS

   The validity of the issuance of the common stock offered hereby and certain other legal matters related to the offering will be passed upon for Vesta by Balch & Bingham, LLP, Birmingham, Alabama. Walter M. Beale, Jr., a director of Vesta, is a partner of Balch & Bingham, LLP. As of December 31, 2000, Mr. Beale was the beneficial owner of 45,499 shares of our common stock.

   Certain legal matters related to the offering will be passed upon for the underwriters by Alston & Bird LLP, Washington, D.C.

                                    EXPERTS

   The financial statements of Vesta Insurance Group, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Florida Select Insurance Holdings Inc. as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of Securus Financial Corporation (the predecessor of American Founders Financial Corporation) and subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed September 12, 2000, have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Therefore, we file annual, quarterly and special reports, proxy statements, and other information with the U.S. Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained for a fee by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

   The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information.

   The following documents (File No. 1-12338) are incorporated by reference in this prospectus:

  (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed March 29, 2001;

  (b) Our Current Reports on Form 8-K filed January 11, 2001, January 31, 2001, March 5, 2001, April 10, 2001, and April 23, 2001, and our
      amended Current Report on Form 8-K/A filed September 12, 2000; and

  (c) The description of our common stock set forth in our registration statement on Form 8-A, filed November 13, 1993, as supplemented by the rights registered on Form 8-A, filed June 21, 2000, as amended on July 13, 2000 and September 1, 2000.

   All documents filed by Vesta under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the documents.

   If you request by writing or telephoning us at the following address or telephone number, we will provide you with a copy of any of these documents we are incorporating by reference at no cost.

                                Charles Lambert
                         Director of Investor Relations
                          Vesta Insurance Group, Inc.
                              3760 River Run Drive
                           Birmingham, Alabama 35243
                                 (205) 970-7000

   You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any other information or any different information. We are not making an offer of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                         INDEX TO FINANCIAL STATEMENTS

   Unaudited Pro Forma Consolidated Financial Statements of Vesta Insurance Group, Inc. for the year ended December 31, 2000.

   General Information...................................................  F-2
   Unaudited Pro Forma Consolidated Statements of Operations.............  F-3
   Unaudited Pro Forma Consolidated Balance Sheet........................  F-4
   Notes to Unaudited Pro Forma Consolidated Financial Statements........  F-5

   Consolidated Financial Statements of Florida Select Insurance Holdings Inc.
as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000.

   Report of Independent Auditors........................................  F-6
   Consolidated Balance Sheets...........................................  F-7
   Consolidated Statements of Income.....................................  F-8
   Consolidated Statements of Shareholders' Equity.......................  F-9
   Consolidated Statements of Cash Flows.................................  F-10
   Notes to Consolidated Financial Statements............................  F-11

                          VESTA INSURANCE GROUP, INC.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

   The following presentation sets forth the unaudited proforma consolidated financial statements of Vesta for the year ended December 31, 2000, giving effect to our proposed acquisition of Florida Select Insurance Holdings, Inc., ("Florida Select"), our acquisition of American Founders Financial Corporation ("American Founders") on June 30, 2000, and the issuance of 6.0 million shares of common stock pursuant to this offering as if the transactions had occurred on January 1, 2000. The acquisitions are accounted for as purchases.

   The following consummated and proposed transactions have been reflected in the accompanying unaudited pro forma consolidated balance sheet as of December 31, 2000 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2000 as if those transactions had occurred on January 1, 2000:

  . On January 31, 2000, American Founders acquired Securus. Prior to the acquisition of Securus, American Founders had no material operations. As a part of the transaction, Securus paid approximately $43.9 million to its former parent, which included effectively repaying the $33.5 million surplus note payable. American Founders accounted for the acquisition under the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The purchase price of Securus and Subsidiaries included 50,000 shares of convertible preferred stock (Series A) with a stated value of $50 million and an estimated fair value of approximately $39.3 million and common stock warrants with an estimated fair value of approximately $5.7 million.

  . On June 30, 2000, we acquired a controlling interest in American Founders (approximately 71% voting control). American Founders received $25 million in cash in exchange for $25 million of 9.5% convertible subordinated notes (immediately convertible into common stock of American Founders) and 25 shares of special voting preferred stock. This preferred stock does not provide for dividends; however, it does allow Vesta to vote the number of shares of common stock that the convertible subordinated notes are convertible into. We accounted for the transaction under the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and identifiable intangible assets and liabilities of American Founders on the basis of their respective fair values on the acquisition date.

  . In connection with the proposed transaction, Florida Select will commute its 50% quota share reinsurance treaty with Centre Insurance Company as of January 1, 2001.

  . On April 18, 2001, Vesta agreed to acquire, subject to regulatory approval, Florida Select for a cash payment equal to approximately $61.5 million. Vesta also agreed to pay an additional $3 million commutation fee to Centre Insurance Company, an affiliate of one of the stockholders of Florida Select, in connection with the commutation of a reinsurance agreement between Florida Select and Centre Insurance Company. Vesta will account for the transaction under the purchase method of accounting, and accordingly, the purchase price will be allocated to the tangible and identifiable intangible assets and liabilities of Florida Select on the basis of their respective fair values on the acquisition date.

   The pro forma information should be read in conjunction with the historical financial statements of Vesta, Securus, American Founders and Florida Select and the related notes thereto. The following presentation is not necessarily indicative of the results of operations that would have resulted had the relevant transactions been consummated at the periods indicated, nor is it necessarily indicative of the results of operations of future periods.

                          VESTA INSURANCE GROUP, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                     For the Year Ended December 31, 2000
                          -------------------------------------------------------------
                                       Historical                     Pro Forma
                          ------------------------------------- -----------------------
                                    Florida      American        Pro Forma    Pro Forma
                           Vesta    Select  Founders/Securus(a) Adjustments     Vesta
                          --------  ------- ------------------- -----------   ---------
Revenues:
  Net premiums earned...  $216,999  $26,348       $ 1,954         $23,743 (1) $269,044
  Investment product
   policy fees..........     2,209      --          2,614             --         4,823
  Net investment
   income...............    45,903    2,936        21,784            (862)(2)   69,761
  Realized (losses)
   gains................    (2,061)     --         (1,298)          1,298 (3)   (2,061)
  Other.................     2,103    1,065         1,153             940 (1)    5,261
                          --------  -------       -------         -------     --------
    Total revenues......   265,153   30,349        26,207          25,119      346,828

Expenses:
  Policyholder
   benefits.............     9,610      --         10,026             --        19,636
  Losses and loss
   adjustment expenses
   incurred.............   125,432   11,367                        11,367 (1)  148,166
  Policy acquisition
   expenses.............    52,247    3,292         1,039           5,602 (1)   62,180
  Operating expenses....    43,574    4,522         4,956           1,922 (1)   54,974
  Interest on debt......    15,105      --          6,029            (288)(2)   20,846
  Goodwill and other
   intangible
   amortization.........     1,591      298                         2,372 (4)    4,261
                          --------  -------       -------         -------     --------
    Total expenses......   247,559   19,479        22,050          20,975      310,063
Income from continuing
 operations before
 taxes, minority
 interest, and
 deferrable capital
 securities.............    17,594   10,870         4,157           4,144       36,765
Income tax expense......     5,664    4,281         1,781           1,372 (5)   13,098
Minority interest, net
 of tax.................     1,595      --                          1,645 (6)    3,240
Deferrable capital
 security distributions,
 net of tax.............     1,986      --                            --         1,986
                          --------  -------       -------         -------     --------
Income from continuing
 operations.............  $  8,349  $ 6,589       $ 2,376         $ 1,127     $ 18,441
                          ========  =======       =======         =======     ========
Income from continuing
 operations per share--
 basic..................  $   0.46                                            $   0.76 (7)
Income from continuing
 operations per share--
 diluted................  $   0.34                                            $   0.61 (7)

--------
(a) Represents the historical results of American Founders and its predecessor for the period January 1, 2000 thru June 30, 2000.

                          VESTA INSURANCE GROUP, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                    As of December 31, 2000
                           ----------------------------------------------------
                                       Florida    Pro Forma          Pro Forma
                             Vesta      Select   Adjustments           Vesta
                           ----------  --------  -----------         ----------
Assets:
 Investments:
  Fixed maturities
   available for sale--at
   fair value (cost:
   2000--$795,118; 1999--
   $348,760).............. $  798,205  $ 49,112   $ (2,100)(8)       $  845,217
  Equity securities--at
   fair value: (cost:
   2000--$30,221; 1999--
   $2,092)................     31,285     4,250                          35,535
  Mortgage and collateral
   loans..................     63,060                                    63,060
  Policy loans............     61,413                                    61,413
  Short-term investments..     22,586                                    22,586
  Other invested assets...     29,343                                    29,343
                           ----------  --------   --------           ----------
   Total investments......  1,005,892    53,362     (2,100)           1,057,154
  Cash....................     13,374    10,380                          23,754
  Accrued investment
   income.................     17,017       820                          17,837
  Premiums in course of
   collection (net of
   allowances for losses
   of $3,937 in 2000 and
   $2,412 in 1999)........     23,882     3,962                          27,844
  Reinsurance balances
   receivable.............    353,949    30,654    (22,900)(9)          361,703
  Reinsurance recoverable
   on paid losses.........     57,325     1,961                          59,286
  Deferred policy
   acquisition costs......     45,954     1,815                          47,769
  Property and equipment..     14,010       333                          14,343
  Deferred income taxes...     22,457     1,092                          23,549
  Other assets............     68,139     2,266     34,523 (10)         104,928
                           ----------  --------   --------           ----------
   Total assets........... $1,621,999  $106,645   $  9,523           $1,738,167
                           ==========  ========   ========           ==========
Liabilities:
 Policy liabilities....... $  660,284                                $  660,284
 Losses and loss
  adjustment expenses.....    263,689  $ 19,951                         283,640
 Unearned premiums........    104,755    36,321                         141,076
 Federal Home Loan Bank
  advances................    150,691                                   150,691
 Short term debt..........      5,000                                     5,000
 Long term debt...........     86,419                                    86,419
 Other liabilities........    102,825    18,896   $  1,500 (11)         123,221
                           ----------  --------   --------           ----------
   Total liabilities......  1,373,663    75,168      1,500            1,450,331
Commitments and
 contingencies
Deferrable capital
 securities...............     33,225                                    33,225
Stockholders' equity:
 Preferred stock, $.01 par
  value, 5,000,000 shares
  authorized, issued:
  2000--2,950,000 and
  1999--2, 950,000........         30                                        30
 Common stock, $.01 par
  value, 100,000,000
  shares authorized,
  issued: 2000--18,964,322
  and 1999--18,964,322....        190                   60 (12)             250
 Additional paid-in
  capital.................    167,382    10,606     28,834 (12)(13)     206,822
 Accumulated other
  comprehensive income,
  net of tax (benefit)
  expense of $1,453 and
  $(3,346) in 2000 and
  1999, respectively......      2,698       153       (153)(13)           2,698
 Retained earnings........     57,643    20,823    (20,823)(13)          57,643
 Treasury stock (166,294
  shares and 138,490
  shares at cost) at
  December 31, 2000 and
  1999, respectively......     (5,865)     (105)       105 (13)          (5,865)
 Unearned stock...........     (6,967)                                   (6,967)
                           ----------  --------   --------           ----------
   Total stockholders'
    equity................    215,111    31,477      8,023              254,611
                           ----------  --------   --------           ----------
  Total liabilities,
   deferrable capital
   securities and
   stockholders' equity... $1,621,999  $106,645   $  9,523           $1,738,167
                           ==========  ========   ========           ==========

                          VESTA INSURANCE GROUP, INC.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

 (1) Eliminates the effect of the 50% quota share with Centre Insurance
     Company.

 (2) Eliminates investment income earned on net assets transferred to third parties based on an assumed rate of 7% and eliminates interest expense on the $33.5 million note repaid by American Founders on January 31, 2000.

 (3) Eliminates realized losses based on marking the securities to market as part of purchase accounting.

 (4) Recognizes amortization of goodwill recorded as part of the Florida Select and American Founders transactions over a 15-year life.

 (5) Recognizes the tax effects of the adjustments as if they had occurred at the beginning of the period using a blended tax rate of 34%.
 (6) Recognizes minority interest as if it had been applicable from beginning of period.

 (7) Calculated as if this 6 million share offering had occurred at the beginning of the period. Pro forma basic shares outstanding are approximately 24.2 million shares and pro forma diluted shares outstanding are approximately 30.3 million shares.

 (8) Reflects net cash effect to Vesta following the completion of this offering and the closing of the acquisition of Florida Select.

   Florida Select Acquisition.................................  $(64.5 million)
   Less common stock offering net proceeds (see footnote 12)..  $ 39.5 million
   Less settlement of balances pursuant to commutation of
    Centre Insurance Company and Florida Select treaty........  $ 22.9 million
                                                                --------------
   Net cash impact............................................  $ (2.1 million)

 (9) Reflects commutation of 50% quota share with Centre Insurance Company.

(10) Recognition of goodwill.

(11) Recognition of accrued expenses attributable to the Florida Select transaction.

(12) Net proceeds of offering 6 million shares of common stock, less the paid in capital attributable to Florida Select. For purposes of this net proceeds calculation, the 6 million shares are assumed to sell for $7.00 per share, less an underwriting fee of $2.5 million.

(13) Recognition of removing historical equity accounts to reflect purchase accounting.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Florida Select Insurance Holdings Inc.

   We have audited the accompanying consolidated balance sheets of Florida Select Insurance Holdings Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

   As described in Note 1, the Company changed its method of accounting for organizational costs.

                                          /s/ Ernst & Young LLP

March 16, 2001
Tampa, Florida

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                      -------------------------
                                                          2000         1999
                                                      ------------  -----------
                                    ASSETS
INVESTMENTS:
 Fixed maturities, held-to-maturity.................  $  2,484,937  $   470,064
 Fixed maturities, available-for-sale...............    46,627,215   36,357,501
 Preferred stock....................................     4,250,451      133,401
                                                      ------------  -----------
 Total investments..................................    53,362,603   36,960,966
Cash and cash equivalents...........................    10,379,751   17,964,448
Premiums receivable (net of allowance for doubtful
 accounts of $160,391 and $152,423, respectively)...     3,961,825    3,222,580
Amounts due from FRPCJUA in accordance with take-out
 agreement..........................................     1,979,791    9,227,838
REINSURANCE RECOVERABLES:
 On paid losses and loss adjustment expenses........     1,961,275    2,532,007
 On unpaid losses and loss adjustment expenses......     9,977,986    9,293,001
 Prepaid reinsurance premiums.......................    20,676,350   17,697,352
Receivable from affiliates..........................           --       106,685
Accrued investment income...........................       820,429      515,718
Deferred policy acquisition costs...................     1,814,789      859,458
Property and equipment (net of accumulated
 depreciation and amortization of $403,933 and
 $211,939, respectively)............................       333,171      305,679
Deferred taxes......................................     1,092,362      305,479
Other assets........................................       284,988      105,726
                                                      ------------  -----------
 Total assets.......................................  $106,645,320  $99,096,937
                                                      ============  ===========
                     LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
 Loss and loss adjustment expense reserves..........  $ 19,951,410  $18,547,264
 Unearned premium reserve...........................    36,321,138   32,824,958
 Other policyholders' funds.........................     3,569,868    4,033,688
 Reinsurance balance payable........................     7,639,665   10,031,315
 Accounts payable and accrued expenses..............     4,473,200    3,129,851
 Payable to affiliate...............................       320,300          --
 Dividends payable..................................           --     6,000,348
 Income taxes payable...............................     2,892,790      449,291
                                                      ------------  -----------
 Total liabilities..................................    75,168,371   75,016,715
SHAREHOLDERS' EQUITY:
 Preferred stock, $.01 par value; 2,000 shares
  authorized; no shares issued and outstanding......           --           --
 COMMON STOCK:
 Class A, $.01 par value; 2,000 shares authorized;
  784 shares issued--779 shares outstanding.........             8            8
 Class B, $.01 par value; 2,000 shares authorized;
  no shares issued and outstanding..................           --           --
 Class C, $.01 par value; 2,000 shares authorized;
  156 shares issued and outstanding.................             1            1
 Class D, $.01 par value; 2,000 shares authorized;
  60 shares issued and outstanding..................             1            1
 Additional paid in capital.........................    10,606,051   10,606,051
 Treasury stock.....................................      (105,000)    (105,000)
 Retained earnings (see Note 6 for dividend
  preference on Common Stock Class D)...............    20,822,998   14,234,110
 Accumulated other comprehensive income (deficit),
  net of deferred income tax (expense) benefit of
  $(94,724) and $416,042, respectively..............       152,890     (654,949)
                                                      ------------  -----------
 Total shareholders' equity.........................    31,476,949   24,080,222
                                                      ------------  -----------
 Total liabilities and shareholders' equity.........  $106,645,320  $99,096,937
                                                      ============  ===========

                            See accompanying notes.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                               Year ended December 31,
                                         ------------------------------------
                                            2000         1999        1998
                                         -----------  ----------- -----------
REVENUE:
 Premiums earned, net................... $26,348,381  $24,042,029 $25,964,902
 Net investment income..................   2,936,095    2,251,649   2,442,223
 Other income...........................   1,064,703    4,669,659      45,072
                                         -----------  ----------- -----------
Total revenue...........................  30,349,179   30,963,337  28,452,197
LOSSES AND EXPENSES:
 Losses and loss adjustment expenses....  11,367,207   11,526,371  13,504,355
 Other underwriting, general and
  administrative expenses...............   7,813,637    6,129,120   4,385,557
 Amortization and depreciation..........     298,556      369,639     339,887
                                         -----------  ----------- -----------
Total losses and expenses...............  19,479,400   18,025,130  18,229,799
                                         -----------  ----------- -----------
Income before income taxes and
 cumulative effect of a change in
 accounting principle...................  10,869,779   12,938,207  10,222,398
Income tax expense......................   4,280,891    4,877,662   3,970,821
                                         -----------  ----------- -----------
Net income after tax and before
 cumulative effect of a change in
 accounting principle...................   6,588,888    8,060,545   6,251,577
Cumulative effect of change in
 accounting principle (net of tax
 benefit of $150,067)...................         --     (238,956)         --
                                         -----------  ----------- -----------
Net income.............................. $ 6,588,888  $ 7,821,589 $ 6,251,577
                                         ===========  =========== ===========




                            See accompanying notes.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      Accumulated
                                Additional                               Other
                         Common   Paid-In   Treasury    Retained     Comprehensive
                         Stock    Capital     Stock     Earnings    Income (Deficit)    Total
                         ------ ----------- ---------  -----------  ---------------- -----------
Balance at January 1,
 1998...................  $10   $10,606,051 $     --   $ 6,161,292     $  83,606     $16,580,959
 Net income.............  --            --        --     6,251,577           --        6,251,577
 Change in net
  unrealized
  appreciation
  (depreciation) of
  available for sale
  investments, net of
  tax of $581...........  --            --        --          --            (871)           (871)
                                                                                     -----------
 Comprehensive income...                                                               6,250,706
 Purchase of treasury
  stock.................  --            --   (105,000)         --            --         (105,000)
                          ---   ----------- ---------  -----------     ---------     -----------
Balance at December 31,
 1998...................   10    10,606,051  (105,000)  12,412,869        82,735      22,996,665
 Net income.............  --            --        --     7,821,589           --        7,821,589
 Change in net
  unrealized
  appreciation
  (depreciation) of
  available-for-sale
  investments, net of
  tax of $510,766.......  --            --        --           --      (737,684)       (737,684)
                                                                                     -----------
 Comprehensive income...                                                               7,083,905
 Cash dividends to
  shareholders--$600 per
  share.................  --            --        --    (6,000,348)          --      (6,000,348)
                          ---   ----------- ---------  -----------     ---------     -----------
Balance at December 31,
 1999...................   10    10,606,051  (105,000)  14,234,110      (654,949)     24,080,222
 Net income.............  --            --        --     6,588,888            --       6,588,888
 Change in net
  unrealized
  appreciation of
  available-for-sale
  investments, net of
  tax of $468,443.......                --                     --        807,839         807,839
                                                                                     -----------
 Comprehensive income...                                                               7,396,727
                          ---   ----------- ---------  -----------     ---------     -----------
Balance at December 31,
 2000...................  $10   $10,606,051 $(105,000) $20,822,998     $ 152,890     $31,476,949
                          ===   =========== =========  ===========     =========     ===========




                            See accompanying notes.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year ended December 31,
                                         -------------------------------------
                                            2000         1999         1998
                                         -----------  -----------  -----------
OPERATING ACTIVITIES
Net income.............................  $ 6,588,888  $ 7,821,589  $ 6,251,577
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Amortization and depreciation........      596,469      652,265      515,507
  Deferred income taxes................   (1,282,887)   1,964,304      331,785
  Policy acquisition costs deferred....   (6,769,927)  (4,451,711)  (5,667,012)
  Policy acquisition costs amortized...    5,814,596    4,700,325    5,275,929
  Net loss on sale of investments......      190,721      100,815     (272,745)
  Increase in premiums receivable......     (739,245)  (2,202,841)     767,647
  Decrease (increase) in amounts due
   from the FRPCJUA....................    7,248,047   (9,227,838)         --
  (Increase) decrease in reinsurance
   recoverable.........................   (3,093,251)     386,243   (3,919,202)
  (Increase) decrease in accrued
   investment income...................     (304,711)     147,525     (181,724)
  Decrease (increase) in receivable
   from affiliate......................      426,985      (87,905)       3,041
  (Increase) decrease in other assets..     (179,262)     327,960       33,923
  Increase in loss and loss adjustment
   expenses............................    1,404,146    1,288,212    4,377,584
  Increase (decrease) in unearned
   premium reserve.....................    3,496,180   (2,023,444)     775,831
  (Decrease) increase in other
   policyholders' funds................     (463,820)  (1,082,701)   1,180,545
  (Decrease) increase in reinsurance
   balance payable.....................   (2,391,650)   4,421,366    1,367,587
  Increase (decrease) in accounts
   payable and accrued expenses........    1,343,349    (845,474)    (115,277)
  Increase (decrease) in income tax
   payable.............................    2,443,499      348,293     (307,616)
                                         -----------  -----------  -----------
Net cash provided by operating
 activities............................   14,328,127    2,236,983   10,417,380
INVESTING ACTIVITIES
Purchase of securities held-to-
 maturity..............................   (2,318,946)    (168,717)         --
Purchase of securities available-for-
 sale..................................  (31,139,646) (35,127,279) (32,556,281)
Proceeds from securities held-to-
 maturity..............................      300,000          --           --
Proceeds from sale of securities
 available-for-sale....................   17,572,164   35,422,726   16,225,632
Decrease in note receivable from
 affiliate.............................          --           --     1,893,026
Proceeds from sale of property and
 equipment.............................          --         2,400       11,972
Purchase of property and equipment.....     (326,048)    (163,749)    (294,414)
                                         -----------  -----------  -----------
Net cash used in investing activities..  (15,912,476)     (34,619) (14,720,065)
                                         -----------  -----------  -----------
Financing activities
Repurchase of Treasury Stock...........          --           --      (105,000)
Dividends paid.........................   (6,000,348)         --           --
                                         -----------  -----------  -----------
Net cash used in financing activities..   (6,000,348)         --      (105,000)
                                         -----------  -----------  -----------
Net (decrease) increase in cash and
 cash equivalents......................   (7,584,697)   2,202,364   (4,407,685)
Beginning cash and cash equivalents....   17,964,448   15,762,084   20,169,769
                                         -----------  -----------  -----------
Ending cash and cash equivalents.......  $10,379,751  $17,964,448  $15,762,084
                                         ===========  ===========  ===========


                            See accompanying notes.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Significant Accounting Policies

Organization

   Florida Select Insurance Holdings Inc. (the "Company") is incorporated in Delaware and has two wholly-owned subsidiaries: Florida Select Insurance Company ("FSIC"), a Florida domiciled property and casualty insurer, and Florida Select Insurance Agency Inc. ("FSIA"), a managing general agency. FSIA has two wholly-owned subsidiaries: Select Insurance Services Inc. ("SIS"), and Texas Select Lloyds Insurance Company ("TSLIC"), a Texas domiciled property and casualty insurer.

   FSIC is licensed to underwrite homeowners, fire, allied lines, earthquake, other liability, glass, burglary and theft, and mobile home multiple peril and physical damage business. TSLIC is licensed to write fire, allied lines, rain, inland marine, automobile liability and physical damage, liability other than automobile, glass, burglary and theft, boiler and machinery, and reinsurance on all lines authorized to be written on a direct basis. Computer Science Corporation ("CSC") formerly known as Policy Management Systems Corporation, a shareholder of the Company, provides policy management services for FSIC and TSLIC including policy issuance, premium billing and collection, accounting, and various other services. Claims administration is provided by Risk Enterprise Management Limited, an affiliate of Centre Solutions (Bermuda) Ltd., a shareholder of the Company. The Zurich Group, which owns Centre Solutions (Bermuda) Ltd., provides quota share reinsurance coverage to the Company through its affiliates Centre Insurance Company (fiscal years ended 1999 and 2000) and Zurich Reinsurance (North America), Inc. (fiscal years 1996 through
1998). The Zurich Group also provides the Company certain excess of loss coverage through its affiliate Zurich Reinsurance (North America), Inc.

   FSIA provides underwriting, production and marketing services for FSIC as their managing general agent. SIS provides similar services for TSLIC.

Consolidation and Presentation

   The accompanying consolidated financial statements include the accounts, after intercompany eliminations, of the Company and its wholly-owned subsidiaries and have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), which differ from statutory accounting practices prescribed or permitted by the respective Departments of Insurance.

Segment Information

   The Company operates in the United States of America and in only one reportable segment, which is the provider of personalized property and casualty insurance coverage.

Use of Estimates and Assumptions

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Recognition of Revenue

   Premium revenue is generally recognized ratably over the life of the related policies with a liability for unearned premiums established for the unexpired portion of the written premiums applicable to those policies.

   Reinsurance premiums ceded are recognized on a pro rata basis over the life of the contract.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

Cash and Cash Equivalents

   The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2000 and 1999, FSIC had a certificate of deposit of $250,000 and $500,000, respectively, which was included in cash and cash equivalents that collateralizes a letter of credit held by the Florida Residential Property and Casualty Joint Underwriting Association ("FRPCJUA").

Investments

   Fixed maturity investments are designated at purchase as held-to-maturity or available-for-sale. Held-to-maturity investments are reported at amortized cost. Investments classified as available-for-sale are reported at fair value with unrealized appreciation and depreciation, net of deferred taxes, included as a component of other comprehensive income. The Company has the intent and ability to hold to maturity those investments designated as held-to-maturity.

   Realized gains and losses on sales of investments are recognized in operations on the specific identification basis.

Deferred Policy Acquisition Costs

   Policy acquisition costs are expenses that vary with, and are directly related to, the production of new or renewal business, such as commissions, premium taxes, and other costs. These costs are deferred to the extent recoverable and are amortized over the period during which the related premiums are earned.

Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in operations. Depreciation has been provided using the straight-line method over the estimated useful lives of the related assets of three to five years.

Organizational Costs

   The Company had capitalized certain organizational costs associated with start up and formation of the Company and was amortizing those costs over five years. During 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires companies to expense start-up costs as incurred; this includes start-up costs previously capitalized and was effective for fiscal years beginning after December 15, 1998. The Company has adopted SOP 98-5 as of January 1, 1999. The unamortized asset was expensed and reported as the cumulative effect of a change in accounting principle, net of income tax, in the 1999 consolidated statement of operations.

Loss and Loss Adjustment Expenses

   Loss and loss adjustment expense reserves represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and industry statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current income.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

Income Taxes

   Income taxes have been provided using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates.

Guaranty Fund and Residual Market Pool Assessments

   FSIC and TSLIC are subject to assessments by several guaranty funds and residual market pools. The activities of these funds and pools include collecting funds from solvent insurance companies to cover losses resulting from the insolvency or rehabilitation of other insurance companies or deficits generated by residual market pools. There were no guaranty fund or residual market pool assessments levied on FSIC or TSLIC during 2000, 1999, or 1998. The Company's policy is to recognize its obligation for guaranty fund assessments when it writes the premiums that are subject to the guaranty fund assessments and to recognize its obligation for residual market pool assessments when the Company has the information available to reasonably estimate its liability.

Concentrations of Credit or Financial Risk

   The Company's insurance subsidiaries are currently licensed to write policies in the states of Florida, South Carolina and Texas. Accordingly, the Company could be adversely affected by economic downturns, natural disasters, and other conditions that may occur from time to time in Florida, South Carolina and Texas which may not as significantly affect more geographically diversified competitors.

Reclassification

   Certain amounts in the financial statements as of and for the period ended December 31, 1999 and 1998 have been reclassified to conform with the presentation of the financial statements as of and for the year ended December 31, 2000.

2.Investments

   The amortized cost and the fair value of fixed maturity investments are summarized as follows:

                                                Gross      Gross
                                   Amortized  Unrealized Unrealized    Fair
                                     Cost       Gains      Losses      Value
                                  ----------- ---------- ---------- -----------
At December 31, 2000
Available-for-sale securities:
 U.S. Treasury..................  $ 5,957,106  $ 23,269   $ 79,079  $ 5,901,296
 State & municipal obligations..    1,813,479    30,814        382    1,843,911
 Mortgage-backed/asset backed
  securities....................   26,398,525   121,197    135,784   26,383,938
 Industrial and miscellaneous
  securities....................   12,318,360   182,866      3,156   12,498,070
                                  -----------  --------   --------  -----------
Total fixed maturity investments
 available-for-sale.............  $46,487,470  $358,146   $218,401  $46,627,215
                                  ===========  ========   ========  ===========
Held-to-maturity securities:
 U.S. Treasury..................  $   164,793  $    --    $  1,654  $   163,139
 State & municipal obligations..    1,325,655    87,996        --     1,413,651
 Mortgage-backed/asset backed
  securities....................      251,680     8,715        --       260,395
 Industrial and miscellaneous
  securities....................      742,809    25,732        --       768,541
                                  -----------  --------   --------  -----------
Total held-to-maturity
 securities:....................  $ 2,484,937  $122,443   $  1,654  $ 2,605,726
                                  ===========  ========   ========  ===========
Preferred stocks................  $ 4,145,065  $117,966   $ 12,580  $ 4,250,451
                                  ===========  ========   ========  ===========

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

                                                Gross      Gross
                                   Amortized  Unrealized Unrealized    Fair
                                     Cost       Gains      Losses      Value
                                  ----------- ---------- ---------- -----------
At December 31, 1999
Available-for-sale securities:
 U.S. Treasury..................  $ 8,546,309    $--     $  447,840 $ 8,098,469
 State & municipal obligations..    5,250,949     --         79,805   5,171,144
 Mortgage-backed/asset-backed
  securities....................   15,643,092     --        427,423  15,215,669
 Industrial and miscellaneous
  securities....................    7,967,547     --         95,328   7,872,219
                                  -----------    ----    ---------- -----------
Total fixed maturity investments
 available-for-sale.............  $37,407,897    $--     $1,050,396 $36,357,501
                                  ===========    ====    ========== ===========
Held-to-maturity securities:
 U.S. Treasury..................  $   167,956    $--     $   11,487 $   156,469
 State & municipal obligations..      302,108     --            773     301,335
                                  -----------    ----    ---------- -----------
Total held-to-maturity
 securities.....................  $   470,064    $--     $   12,260 $   457,804
                                  ===========    ====    ========== ===========
Preferred stocks................  $   149,278    $--     $   15,877 $   133,401
                                  ===========    ====    ========== ===========

   The amortized cost and estimated fair value of fixed maturity investments at December 31, 2000, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Amortized     Fair
                                                           Cost        Value
                                                        ----------- -----------
   Available-for-sale:
    Years to maturity:
     One or less....................................... $ 1,499,410 $ 1,502,200
     After one through five............................  15,980,616  16,078,135
     After five through ten............................   2,608,919   2,662,942
     Mortgage-backed/asset-backed securities...........  26,398,525  26,383,938
                                                        ----------- -----------
   Total available-for-sale securities................. $46,487,470 $46,627,215
                                                        =========== ===========
   Held-to-maturity:
    Years to maturity:
     After one through five............................ $   907,602 $   931,680
     After five through ten............................     506,091     532,582
     After ten through fifteen.........................     819,564     881,069
   Mortgage-backed/asset-backed securities.............     251,680     260,395
                                                        ----------- -----------
   Total held-to-maturity securities................... $ 2,484,937 $ 2,605,726
                                                        =========== ===========

   Proceeds from the sales and maturities of available-for-sale fixed maturity investments during the years ended December 31, 2000, 1999, and 1998 were $17,872,164, $35,422,726, and $16,225,632, respectively. Gross gains of
$13,471, $84,595, and $278,168 and gross losses of $204,192, $184,595, and
$5,423 were realized in 2000, 1999, and 1998, respectively, on those sales and maturities.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

   Major categories of the Company's investment income are summarized as follows:

                                                         December 31,
                                               --------------------------------
                                                  2000       1999       1998
                                               ---------- ---------- ----------
   Income:
    Bonds....................................  $2,266,694 $1,860,906 $1,729,046
    Preferred stocks.........................     166,786        --         --
    Cash and cash equivalents................     652,178    580,109    914,295
    Other....................................       1,134      6,962        --
                                               ---------- ---------- ----------
   Gross investment income...................   3,086,792  2,447,977  2,643,341
   Investment expenses.......................     150,697    196,328    201,118
                                               ---------- ---------- ----------
   Net investment income.....................  $2,936,095 $2,251,649 $2,442,223
                                               ========== ========== ==========

   At December 31, 2000, FSIC and TSLIC had investments with a carrying value $2,786,769 held on deposit with their respective Departments of Insurance to satisfy regulatory requirements.

3.Reinsurance

   Certain premiums and losses are ceded to other insurance companies under quota share reinsurance agreements and various excess of loss reinsurance agreements. The ceded reinsurance agreements are intended to provide the Company's insurance subsidiaries with the ability to maintain its exposure to loss within its capital resources. These reinsurance agreements do not relieve FSIC or TSLIC from their primary obligation to policyholders, as they remain liable to their policyholders to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under reinsurance contracts. Therefore, the Company is subject to credit risk with respect to the obligations of its reinsurers, and any failure on the part of these reinsurers could have a material adverse effect on the Company's business, financial condition, and results of operations.

   The Company minimizes its exposure to catastrophe through various excess of loss agreements in addition to FSIC's mandatory participation in the Florida Hurricane Catastrophe Fund, ("FHCF"). The first layer of excess of loss is composed of two contracts. The first contract provides $18 million of coverage in excess of $2.35 million (33%), and the second contract provides $14.85 million of coverage in excess of $5.5 million (67%). The annual limit (after reinstatement) for each contract is $36 million at 33% and $29.7 million at 67%, respectively. This layer covers up to the attachment point of the FHCF, plus the Company's 10% retention from the FHCF layer. The FHCF provides coverage for named hurricanes up to a maximum limit of 90% of the amount of the ultimate losses in the layer as determined by a premium formula. Additional layers of excess catastrophe reinsurance provide coverage up to the estimated loss from a 250 year event. Currently, such excess coverage amounts to 100% of $95 million per occurrence. The coverage attaches after recovery from the FHCF. The Company also maintains a 50% quota share agreement with its affiliate, Centre Insurance Company. All excess of loss and quota share coverage is provided by "A" rated reinsurers or better.

   All excess of loss contracts inure to the benefit of the quota share treaty, so all amounts disclosed are shown before reductions for quota share cessions.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

   The Company's catastrophe reinsurance is intended to provide the following coverage in the event of a named hurricane:

                               Portion of             Ceded Under     Total
                                 Layer     Potential   Excess of    Potential
                                Retained  Recoveries      Loss      Losses in
Loss Layer                     by Company  from FHCF    Treaties      Layer
----------                     ---------- ----------- ------------ ------------
$0-$2,350,000................. $2,350,000 $       --  $        --  $  2,350,000
$2,350,000-$20,350,000........  2,110,500   2,691,000   13,198,500   18,000,000
$20,350,000-$86,670,000.......  3,941,000  59,688,000    2,691,000   66,320,000
$86,670,000-$111,670,000......        --          --    25,000,000   25,000,000
$111,670,000-$161,670,000.....        --          --    50,000,000   50,000,000
$161,670,000-$171,670,000.....        --          --    10,000,000   10,000,000
$171,670,000-$181,670,000.....        --          --    10,000,000   10,000,000
                               ---------- ----------- ------------ ------------
Total......................... $8,401,500 $62,379,000 $110,889,500 $181,670,000
                               ========== =========== ============ ============

   Direct and assumed, ceded and net insurance premiums on a written and earned basis, for the years ended December 31, are summarized as follows:

                                          2000          1999          1998
                                      ------------  ------------  ------------
Gross direct and assumed premiums
 written............................  $ 63,490,752  $ 53,264,029  $ 62,505,747
Reinsurance ceded...................   (36,625,185)  (30,059,630)  (35,872,547)
                                      ------------  ------------  ------------
Net premiums written................  $ 26,865,567  $ 23,204,399  $ 26,633,200
                                      ============  ============  ============
Direct and assumed premiums earned..  $ 59,994,567  $ 55,287,481  $ 61,729,916
Reinsurance ceded...................   (33,646,186)  (31,245,452)  (35,765,014)
                                      ------------  ------------  ------------
Net premiums earned.................  $ 26,348,381  $ 24,042,029  $ 25,964,902
                                      ============  ============  ============

   Losses and loss adjustment expenses incurred for the years ended December
31, are summarized as follows:

                                          2000          1999          1998
                                      ------------  ------------  ------------
Direct losses and loss adjustment
 expenses...........................  $ 23,262,986  $ 23,225,197  $ 27,087,856
Reinsurance ceded...................   (11,895,779)  (11,698,826)  (13,583,501)
                                      ------------  ------------  ------------
Net losses and loss adjustment
 expenses incurred..................  $ 11,367,207  $ 11,526,371  $ 13,504,355
                                      ============  ============  ============

4.Income Taxes

   The Company and its subsidiaries file a consolidated federal income tax return. The Company will collect from, or refund to, its subsidiaries the amount of income tax or benefit which would result if the entities filed separate returns.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

   The Company's income tax expense for the years ended December 31, is summarized as follows:

                                               2000         1999        1998
                                            -----------  ----------  ----------
   Federal:
    Current................................ $ 4,718,997  $2,341,372  $3,156,811
    Deferred...............................  (1,102,462)  1,593,697     236,000
   State:
    Current................................     844,781     421,919     482,225
    Deferred...............................    (180,425)    370,607      95,785
                                            -----------  ----------  ----------
   Total................................... $ 4,280,891  $4,727,595  $3,970,821
                                            ===========  ==========  ==========

   Income taxes paid by the Company totaled $2,183,000, $2,125,000, and $3,946,849 in 2000, 1999, and 1998, respectively.

   The reconciliation of income tax expense for the years ended December 31, 2000 and 1999 attributable to continuing operations to the amount of income tax expense that would result from applying the U.S. Federal Statutory Tax rate is summarized as follows:

                                               2000         1999        1998
                                            -----------  ----------  ----------
   Income tax at U.S. Federal Statutory
    Tax.................................... $ 3,638,523  $4,393,213  $3,577,839
   Nontaxable/deductible income............     (52,098)    (63,919)     (3,809)
   State income taxes......................     388,466     537,193     375,707
   Other...................................     306,000    (138,892)     21,084
                                            -----------  ----------  ----------
   Income tax expense...................... $ 4,280,891  $4,727,595  $3,970,821
                                            ===========  ==========  ==========

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

   Significant components of the Company's deferred tax assets and liabilities as of December 31, are summarized as follows:

                                                             2000       1999
                                                          ---------- ----------
Deferred tax assets:
 Unearned premium reserve adjustment..................... $1,177,427 $1,167,095
 Discount on loss and loss adjustment expense reserves...    411,771    371,886
 Advance premium collected...............................    205,145    244,600
 Reinsurance commission..................................    372,774  1,846,300
 Allowance for doubtful accounts.........................     60,355     58,797
 Employee long-term incentives...........................    354,450        --
 Unrealized loss--available-for-sale investments.........        --     416,042
 Organizational costs....................................     33,056     91,977
                                                          ---------- ----------
  Total deferred tax assets..............................  2,614,978  4,196,697
Deferred tax liabilities:
 Deferred acquisition expense............................    682,895    331,579
 Amounts due from FRPCJUA in accordance with take-out
  agreement..............................................    744,997  3,559,639
 Unrealized gain--available-for-sale investments.........     94,724        --
                                                          ---------- ----------
  Total deferred tax liabilities.........................  1,522,616  3,891,218
                                                          ---------- ----------
 Net deferred tax assets................................. $1,092,362 $  305,479
                                                          ========== ==========

   The Company's management believes that no valuation allowance on the deferred tax assets is necessary at December 31, 2000 and 1999. The Company is currently under examination by the Internal Revenue Service for 1996 through 1999. The ultimate determination of this examination has not been reached.

5.Losses and Loss Adjustment Expenses

   The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses ("LAE"):

                                           2000         1999         1998
                                        -----------  -----------  -----------
Reserve for losses and LAE, at the
 beginning of year, gross of
 reinsurance recoverable on unpaid
 losses and LAE........................ $18,547,264  $17,259,052  $12,881,468
Less reinsurance recoverable on unpaid
 losses and LAE........................  (9,293,001)  (8,664,739)  (6,440,734)
                                        -----------  -----------  -----------
Reserves for losses and LAE, at
 beginning of year, net of
 reinsurance...........................   9,254,263    8,594,313    6,440,734
Add provision for claims occurring in:
 The current year, net of reinsurance..  14,697,560   15,644,533   15,566,043
 The prior years, net of reinsurance...  (3,330,353)  (4,118,162)  (2,061,688)
                                        -----------  -----------  -----------
  Total incurred claims during year,
   net of reinsurance..................  11,367,207   11,526,371   13,504,355
                                        -----------  -----------  -----------
Deduct payments for claims occurring
 in:
 The current year, net of reinsurance..   8,020,332    7,908,934    8,979,002
 The prior years, net of reinsurance...   2,627,714    2,957,487    2,371,774
  Total claims paid during the year,
   net of reinsurance..................  10,648,046   10,866,421   11,350,776
                                        -----------  -----------  -----------
Reserves for losses and LAE, at end of
 year, net of reinsurance..............   9,973,424    9,254,263    8,594,313
Reinsurance recoverable on unpaid
 losses and LAE........................   9,977,986    9,293,001    8,664,739
                                        -----------  -----------  -----------
Reserve for losses and LAE, gross of
 reinsurance recoverable on unpaid
 losses and LAE........................ $19,951,410  $18,547,264  $17,259,052
                                        ===========  ===========  ===========

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

   The Company's estimate of required reserves for unpaid losses and LAE, net of related reinsurance recoverables for prior years were decreased during the years ended December 31, 2000, 1999, and 1998 by $3,330,353, $4,118,162, and
$2,061,688, respectively. This change in estimate is due to the Company's actual loss experience emerging more favorably than expected. The Company's reserves for losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in loss severity and frequency. Due to the Company's lack of significant historical loss experience, the Company's reserves for losses and LAE are subject to significant variability. However, management believes that the reserves for losses and loss adjustment expenses are adequate. These estimates are reviewed regularly by management, and annually by an independent consulting actuary, and are adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

6.Shareholders' Equity

Common Stock

   The Common Stock Class A and Class D have voting rights equal to one vote for each share of stock held. The Common Stock Class B and Class C are nonvoting.

   The Common Stock Class D has a dividend preference equal to 50% of any dividends that are paid by FSIA to the Company. The amount of the dividend preference will accrue interest at 6% from the date the dividends are paid by FSIA to the Company, until the dividend preference is paid to the holders of the Common Stock Class D. At December 31, 1999, FSIA declared a dividend payment of $3,023,805 to FSIH, which was subsequently paid in January 2000.

   In addition, FSIC declared dividends to FSIH in 2000, 1999, and 1998 of $3,010,462, $2,976,543, and $0, respectively. Payments were subsequently made in January 2001 and 2000 respectively.

Common Stock Warrants

   The Company has issued a warrant to purchase 1,000 shares of the Common Stock Class B to Centre Solutions (Bermuda) Ltd. The warrant allows the holder of the warrant to purchase the shares for the book value of the stock on the date of exercise. In the event that the holder exercises the warrant, the holder is required to reduce the affiliated quota share reinsurance agreement accordingly.

   The Company has also issued a warrant to purchase 60 shares of Common Stock Class B to the holder of the Common Stock Class D. This warrant is exercisable upon cancellation of the Common Stock Class D for a price equal to the book value of the Common Stock prior to cancellation of the Common Stock Class D.

Statutory Information

   Policyholders' surplus and net income for FSIC as determined in accordance with statutory accounting practices as of and for the years ended December 31, 2000, 1999, and 1998 were $18,640,356, $15,257,192, and $14,484,621 and
$1,816,066, $3,684,943, and $3,040,681, respectively.

   Policyholders' surplus and net income for TSLIC (incorporated in 2000) as determined in accordance with statutory accounting practices as of and for the year ended December 31, 2000 were $2,611,627 and $71,732.

   In order to improve the regulation of insurer solvency, the National Association of Insurance Commissioners ("NAIC") issued a model law to implement risk-based capital ("RBC") requirements, which is expected to be adopted by Florida and Texas, the Company's insurance subsidiaries' states of domicile. These

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

requirements are designed to assess capital adequacy and to raise the level of protection that statutory equity provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures the following major areas of risk facing property and casualty insurers: (i) underwriting, which encompasses the risk of adverse loss development and inadequate pricing;
(ii) declines in asset values arising from credit risk; and (iii) declines in asset values arising from investment risks. Pursuant to the RBC requirements, insurers having less statutory equity than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. At December 31, 2000, FSIC and TSLIC exceeded the minimum risk-based capital requirements and no corrective action was required.

   The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The domiciliary states of the Company's insurance subsidiaries have adopted or are anticipating adopting the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the statements. Management believes that there will not be a negative impact from these changes to the Company and its insurance subsidiaries' statutory-basis capital and surplus as of January 1, 2001.

7.Fair Values of Financial Instruments

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  . Cash and cash equivalents, short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair values.

  . Investment securities: Fair values for debt security investments are based on quoted market prices.

  . Reinsurance recoverable: The carrying amounts of the Company's recoverables approximate fair values.

  . Premiums receivable: The carrying amounts of the Company's receivables approximate fair values.

   The Company's fair values of its financial instruments are summarized below:

                                                 December 31,
                                -----------------------------------------------
                                         2000                    1999
                                ----------------------- -----------------------
                                 Carrying      Fair      Carrying      Fair
                                  Amount       Value      Amount       Value
                                ----------- ----------- ----------- -----------
Cash and cash equivalents.....  $10,379,751 $10,379,751 $17,964,448 $17,964,448
Investments available-for-
 sale.........................   46,627,215  46,627,215  36,357,501  36,357,501
Investments held-to-maturity..    2,484,937   2,605,726     470,064     457,804
Reinsurance recoverable.......   32,615,611  32,615,611  29,522,360  29,522,360
Premiums receivable...........    3,961,825   3,961,825   3,222,580   3,222,580

8.Related Party Transactions

   As discussed in Note 3, FSIC has a 50% quota share agreement with an affiliate of the Company and had ceded premiums of approximately $24,260,000, $20,806,000, and $23,200,000, losses of $11,367,000, $11,526,000, and
$13,500,000 and has earned ceding commissions of $7,356,000, $6,986,000, and $8,028,000 under this agreement during 2000, 1999, and 1998, respectively.

   As discussed in Note 1, CSC, an affiliate of the Company, provides policy management services to FSIC. Policy management fee expense incurred during 2000, 1999, and 1998 was approximately $3,104,000,

                     FLORIDA SELECT INSURANCE HOLDINGS INC.

$3,775,000, and $6,018,000 respectively. Amounts due to CSC for policy management fees at December 31, 2000 and 1999 were approximately $1,185,000 and $120,000, respectively. An affiliate of the Company, Risk Enterprise Management Limited, provides claims management services for the Company. The Company incurred approximately $1,812,000, $1,813,000, and $1,500,000 in claims management fees related to this arrangement during 2000, 1999, and 1998, respectively.

9.FRPCJUA Take-Out Agreement

   During 1996, FSIC entered into an agreement with the FRPCJUA to assume certain policies and associated risk pursuant to a depopulation plan. Under the terms of the agreement, FSIC receives a specific amount for each policy removed from the FRPCJUA. The amount is to be held by an escrow agent for three years. The Company has recognized revenue of approximately $1,880,000, $9,228,000, and $0 in 2000, 1999, and 1998, respectively, related to the take-out agreement. FSIC collected approximately $9,129,000 of the amounts recorded as of December 31, 2000.

   Under the terms of the 50% quota share agreement with Centre Insurance Company, an affiliate, FSIC is required to cede 50% of the revenue recognized from the take-out agreement. The Company ceded approximately $940,000, $4,614,000, and $0 during 2000, 1999, and 1998, respectively.

10.Stock Appreciation Rights

   The Company has implemented a long-term incentive plan in the form of an unfunded Stock Appreciation Rights ("SARs") plan for a select group of management or highly compensated employees of FSIH and its affiliates. This plan provides for vesting of the SARs upon the later of (i) the Participant's fifth anniversary of commencement of employment with the Employer or (ii) the third anniversary of the grant of the award. The plan allows that upon exercise of an award, the employer may deliver to the Participant a specified number of shares of Stock or a specified amount of cash, as determined in the sole discretion of the Employer. The Company granted 12,500 SARs in 2000 and 62,500 in 1999. Total compensation expense related to the SARs was approximately $348,000, $594,000, and $316,000 in 2000, 1999, and 1998, respectively.

11.Commitments and Contingencies

   The Company, in the normal course of business, is involved in various legal actions arising principally from the settlement of claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the loss and LAE reserves. The Company's management believes that the resolution of those actions will not have a material effect on the Company's financial position or results of operations.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                               ----------------

                               TABLE OF CONTENTS

Prospectus Summary..........................................................   1
Risk Factors................................................................   7
Use of Proceeds.............................................................  12
Price Range of Common Stock and Dividends...................................  13
Capitalization..............................................................  14
Selected Financial Data.....................................................  15
Business....................................................................  17
Management..................................................................  37
Security Ownership of Management and Principal Stockholders.................  39
Underwriting................................................................  41
Legal Matters...............................................................  42
Experts.....................................................................  42
Where You Can Find More Information.........................................  43
Index to Financial Statements............................................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                               6,000,000 Shares


[Vesta Logo]


                          VESTA INSURANCE GROUP, INC.


                                 Common Stock


                                  ----------
                                  PROSPECTUS
                                  ----------


                        Cochran, Caronia Securities LLC


                                       , 2001

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The estimated expenses of issuance and distribution, other than underwriting discounts and commissions, to be borne by Vesta are:

Securities and Exchange Commission registration fee................... $ 13,145
NASD filing fee.......................................................    6,000
New York Stock Exchange listing fee...................................    5,000
Printing and engraving costs..........................................  100,000
Fees and expenses of counsel..........................................  275,000
Fees of accountants...................................................   75,000
Blue sky filing fees and expenses.....................................    3,000
Transfer Agent and Registrar fees and expenses........................    5,000
Miscellaneous expenses................................................    5,000
                                                                       --------
TOTAL................................................................. $412,145
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Vesta is a Delaware corporation. Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative, or investigative action, suit, or proceeding, pay the expenses (including attorneys' fees) incurred by any officer or director in defending such action provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

   A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where the officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of other rights to which an officer or director may be entitled under any corporation's bylaws, agreement, or otherwise.

   Vesta's Certificate of Incorporation provides that no officer or director of Vesta will be personally liable to Vesta or its stockholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability (i) for any breach of the officer's or director's duty of loyalty to Vesta or stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the officer or director received an improper personal benefit.

   Vesta's Bylaws provide that each director and officer of Vesta, and each person serving at the request of Vesta as a director, officer, employee, or agent of any other corporation or of a partnership, joint venture, trust, or other enterprise, who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, will be indemnified and held harmless to the fullest extent authorized by Delaware law against all expense, liability, and loss reasonably incurred by such indemnitee in such action, suit, or proceeding. Vesta's Bylaws also provide that Vesta may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of Vesta or of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss.

   While Vesta's Certificate of Incorporation and Bylaws provide officers and directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on an officer's or a director's breach of his or her duty of care.

Item 16. Exhibits

   Exhibit
   Number                              Description
   -------                             -----------
    *1      Form of Underwriting Agreement

     2      Stock Purchase Agreement by and among Vesta Insurance Group, Inc.,
            Vesta Fire Insurance Corporation, Centre Solutions (Bermuda)
            Limited, Mynd Corporation, Orienta Point Group, L.L.C., Kamehameha
            Schools Bernice Pauahi Bishop Estate, and Florida Select Insurance
            Holdings Inc., dated April 18, 2001

     4.1    Restated Certificate of Incorporation of the Company, dated
            September 1, 1993, as amended as of June 16, 1998 (incorporated by reference to the Company's Form 10-Q for the quarter ended June
            30, 1998 (File No. 1-12338))

     4.2    By-Laws of the Company (Amended and Restated as of October 1,
            1993) (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 33-
            68114) filed on October 18, 1993 (File No. 1-12338))

     4.3    Rights Agreement by and between the Company and First Chicago
            Trust Company, as Rights Agent, dated as of June 15, 2000, as amended as of August 10, 2000 (incorporated by reference to the
            Company's Registration Statement on Form 8-A filed June 21, 2000, as amended on July 13, 2000 and September 1, 2000 (File No. 1-
            12338))

     5      Opinion of Balch & Bingham LLP, regarding certain matters of
            Delaware Law

    23.1    Consent of PricewaterhouseCoopers LLP

    23.2    Consent of Grant Thornton LLP

    23.3    Consent of Ernst & Young LLP

    23.4    Consent of Balch & Bingham LLP (contained in Exhibit 5)

    24 Power of Attorney for Officers and Directors (contained in the signature page)

--------
*To be filed by amendment

Item 17. Undertakings

  (a) Vesta hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Vesta's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Vesta hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Vesta pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on May 7, 2001.

                                          VESTA INSURANCE GROUP, INC.

                                          By:     /s/ Norman W. Gayle, III
                                             ----------------------------------
                                              Norman W. Gayle, III, President

   KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of Vesta Insurance Group, Inc., a Delaware corporation, by his execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint Norman
W. Gayle, III and Donald W. Thornton as his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and sign any and all pre-effective and post-effective amendments to this Registration Statement, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission and with such state securities authorities as may be appropriate, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes of the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agent or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

   In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 7, 2001.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Norman W. Gayle, III        President (Principal           May 7, 2001
______________________________________  Executive Officer),
         Norman W. Gayle, III           Director

          /s/ James E. Tait            Chairman of the Board of       May 7, 2001
______________________________________  Directors
            James E. Tait

        /s/ William P. Cronin          Chief Financial Officer        May 7, 2001
______________________________________  (Principal Financial
          William P. Cronin             Officer)

         /s/ Hopson B. Nance           Controller (Principal          May 7, 2001
______________________________________  Accounting Officer)
           Hopson B. Nance

      /s/ Robert B.D. Batlivala        Director                       May 7, 2001
______________________________________
        Robert B.D. Batlivala

       /s/ Walter M. Beale, Jr.        Director                       May 7, 2001
______________________________________
         Walter M. Beale, Jr.

        /s/ Ehney A. Camp, III         Director                       May 7, 2001
______________________________________
          Ehney A. Camp, III


         /s/ Alan S. Farrier           Director                       May 7, 2001
______________________________________
           Alan S. Farrier

        /s/ Stephen R. Windom          Director                       May 7, 2001
______________________________________
          Stephen R. Windom

______________________________________
       * By Donald W. Thornton,
 acting pursuant to power of attorney



                               INDEX TO EXHIBITS

   Exhibit
   Number                         Description of Exhibit
   -------                        ----------------------
    *1      Form of Underwriting Agreement

     2      Stock Purchase Agreement by and among Vesta Insurance Group, Inc.,
            Vesta Fire Insurance Corporation, Centre Solutions (Bermuda)
            Limited, Mynd Corporation, Orienta Point Group, L.L.C., Kamehameha
            Schools Bernice Pauahi Bishop Estate, and Florida Select Insurance
            Holdings Inc., dated April 18, 2001

     4.1    Restated Certificate of Incorporation of the Company, dated
            September 1, 1993, as amended as of June 16, 1998 (incorporated by reference to the Company's Form 10-Q for the quarter ended June
            30, 1998 (File No. 1-12338))

     4.2    By-Laws of the Company (Amended and Restated as of October 1,
            1993) (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 33-
            68114) filed on October 18, 1993 (File No. 1-12338))

     4.3    Rights Agreement by and between the Company and First Chicago
            Trust Company, as Rights Agent, dated as of June 15, 2000, as amended as of August 10, 2000 (incorporated by reference to the
            Company's Registration Statement on Form 8-A filed June 21, 2000, as amended on July 13, 2000 and September 1, 2000 (File No. 1-
            12338))

     5      Opinion of Balch & Bingham LLP, regarding certain matters of
            Delaware Law

    23.1    Consent of PricewaterhouseCoopers LLP

    23.2    Consent of Grant Thornton LLP

    23.3    Consent of Ernst & Young LLP

    23.4    Consent of Balch & Bingham LLP (contained in Exhibit 5)

    24 Power of Attorney for Officers and Directors (contained in the signature page)

--------
*To be filed by amendment